Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 10 DATED MARCH 28, 2023
TO THE PROSPECTUS DATED JULY 26, 2022

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated July 26, 2022 as supplemented by supplement no. 1 dated August 15, 2022, supplement no. 2 dated September 16, 2022, supplement no. 3 dated September 27, 2022, supplement no. 4 dated October 17, 2022, supplement no. 5 dated November 15, 2022, supplement no. 6 dated December 16, 2022, supplement no. 7 dated January 13, 2023, supplement no. 8 dated February 15, 2023, and supplement no 9 dated March 15, 2023. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership or CROP,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the status of this offering;
•information regarding our portfolio;
•information regarding our distributions;
•information regarding repurchases;
•information regarding fees and expenses payable to our advisor and its affiliates;
•updated risks related to this offering;
•information regarding compensation to our named executive officers;
•updated information regarding related party transactions;
•“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2022;
•updated information regarding our operating performance;
•updated experts information; and
•our audited financial statements and notes thereto as of and for the year ended December 31, 2022.

Status of this Offering

As of March 24, 2023, we have raised gross proceeds of approximately $187.6 million from the sale of 9,437,788 shares in this offering, including proceeds from our distribution reinvestment plan of approximately $3.1 million. As of March 24, 2023, approximately $812.4 million in shares remain available for sale pursuant to this offering, including approximately $96.9 million in shares available for sale through our distribution reinvestment plan.

Real Estate Investments

As December 31, 2022, we had a portfolio of $2.6 billion in total assets, with 84.8% of our equity value in operating properties, 10.9% in development and 4.3% in real estate-related investments. We also currently manage approximately 10,100 units in stabilized assets, including approximately 8,000 units in stabilized properties we own or have ownership interests in. The following presents our real estate portfolio by market and investment type by fair value as of December 31, 2022. Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Investments” for additional detail regarding our portfolio as of December 31, 2022.

Distribution Information

Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for additional detail regarding our distributions paid for the year ended December 31, 2022.

Repurchases

During the three months ended December 31, 2022, we repurchased shares of our common stock in the following amounts at the then-applicable transaction price (reduced as applicable by the Early Repurchase Deduction):

Month of:	Total Number of Shares Repurchased (1)	Repurchases as a Percentage of NAV (2)	Average Price Paid per Share	Maximum Number of Shares Pending Repurchase Pursuant to Publicly Announced Plans or Programs (3)
October 2022	65,524	0.1732167%	$18.9811	—
November 2022	289,665	0.7682443%	$19.1651	—
December 2022	309,134	0.7936880%	$18.0979	—
Total	664,323

(1) All shares have been repurchased pursuant to our share purchase program.
(2) Represents aggregate NAV of the shares repurchased under our share repurchase plan over aggregate NAV of all shares of our common stock outstanding, in each case, based on our NAV as of the last calendar day of the prior month. Pursuant to our share repurchase program, we may repurchase up to 2% of the aggregate NAV of our common stock outstanding per month and 5% of the aggregate NAV of our common stock outstanding per calendar quarter.

(3) All repurchase requests under our share repurchase plan were satisfied. We funded our repurchases with cash available from operations, financing activities and capital raising activities.

Fees and Expenses Payable to Our Advisor and Its Affiliates

The table below provides information regarding fees and expenses, including the performance allocation, paid by us, directly or indirectly, to our advisor and its affiliates in connection with this offering and our operations. The table includes amounts incurred for the year ended December 31, 2022 (amounts in thousands). Refer to the “Compensation” section of the prospectus for more information regarding these fees and expenses.

Year Ended December 31, 2022
Form of Compensation
Offering Stage
Selling commissions, dealer manager fees and wholesaling fee (1)	5,620
Organization and offering expenses	—
Operational Stage
Asset management fees	17,786
Reimbursable operating expenses	—
Reimbursable employee costs (2)	(263)
Affiliate coworking fees (3)	661
Performance participation allocation (6)	20,320
$44,124

(1)These amounts were paid to Orchard Securities as the dealer manager for this offering. Orchard Securities has reallowed all or a portion of these amounts to participating broker-dealers and certain wholesalers, all of whom are internal to our advisor and its affiliates.
(2)Reflects reimbursable costs received by us pursuant to the Reimbursement and Cost Sharing Agreement between Cottonwood Capital Management, LLC (“CCM”), a wholly owned subsidiary of CROP, and Cottonwood Communities Advisors, LLC (“CCA”).
(3)We, through our subsidiaries, have engaged APT Cowork, LLC (“APT”), an entity owned directly and indirectly by certain of our officers and affiliated directors, to provide co-working space design and services at certain of our multifamily apartment communities. In addition, we have entered into a Reimbursement and Cost Sharing Agreement pursuant to which we will make certain employees available to APT and in exchange APT will reimburse us its allocable share of all direct and indirect costs related to the employees utilized by APT. Amounts shown reflect fees paid to APT pursuant to twelve Coworking Space Design Agreements. No amounts were reimbursed under the cost sharing agreement during the year ended December 31, 2022. In addition, we entered into Service Agreements with respect to ten of our properties effective January 1, 2023 and began paying APT $27,870 per month for those ten properties. See “Other Related Party Transactions — APT Cowork, LLC” for additional information regarding our agreements with APT.
(4)The “Special Limited Partner,” an affiliate of our advisor, is entitled to receive a 12.5% promotional interest, subject to a 5% hurdle and certain limitations, under the terms of the amended and restated limited partnership agreement of our Operating Partnership as amended to date. The performance participation allocation is an annual payment to be made following the end of each year and accrues on a monthly basis. On March 2, 2023, the accrued $20.3 million performance participation allocation was paid by us in cash to the Special Limited Partner.

Risk Factors

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the prospectus and all similar disclosure in the prospectus.

Risks Related to an Investment in our Common Stock

We have incurred net losses under GAAP in the past and may incur net losses in the future, and we have an accumulated deficit and may continue to have an accumulated deficit in the future.

For the years ended December 31, 2022 and 2021, we had consolidated net losses of $34.0 million and $106.9 million, respectively. As of December 31, 2022 and 2021, we had accumulated deficits of $71.5 million and $55.9 million, respectively. These amounts largely reflect the expense of real estate depreciation and amortization in accordance with GAAP, which was $54.6 million and $63.4 million during these periods. In addition, the years ended December 31, 2022 and 2021, also included $20.3 million and $51.8 million of charges related to the performance participation allocation.

Net loss and accumulated deficit are calculated and presented in accordance with GAAP, which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions. Thus, in addition to GAAP financial metrics, management reviews certain non-GAAP financial metrics, including funds from operations, or FFO and Core FFO. FFO measures operating performance that excludes gains or losses from sales of depreciable properties, real estate-related depreciation and amortization and after adjustments for our share of consolidated and unconsolidated entities. Core FFO excludes other items recorded under GAAP that we believe are not indicative of operating performance, including the accretion of discounts on preferred stock, share-based compensation, the promote from an incentive allocation agreement (tax effected), gains on derivatives, legal costs and settlements, the performance participation allocation, acquisition fees and expenses, and amortization of above or below intangible lease assets and liabilities. See “— Funds From Operations” herein for considerations on how to review this metric.

If we are unable to find suitable investments or if we raise substantial offering proceeds in a short period of time and are unable to invest all of the offering proceeds promptly, we may not be able to achieve our investment objectives or make distributions.

The more money we raise in this offering, the greater our challenge will be to invest all of the offering proceeds on attractive terms. If we are unable to promptly find suitable multifamily apartment communities or multifamily real estate-related assets, we will hold the proceeds from this offering in an interest-bearing account, invest the proceeds in short-term investments, or pay down lines of credit. We could also suffer from delays in locating suitable investments. Our reliance on our advisor and sponsor and the real estate professionals that such persons retain to identify suitable investments for us at times when such persons are simultaneously seeking to identify suitable investments for other affiliated programs could also delay the investment of the proceeds of this offering. Delays we encounter in the selection and acquisition of income-producing multifamily apartment communities or the acquisition or origination of multifamily real estate-related assets would likely limit our ability to make distributions to you and reduce your overall returns.

Furthermore, where we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several years to complete construction and rent available space. Therefore, you could suffer delays in the receipt of distributions attributable to those particular properties.

Our success is dependent on general market and economic conditions.

The real estate industry generally and the success of our investment activities in particular will both be affected by global and national economic and market conditions generally and by the local economic conditions where our properties are located. These factors may affect the level and volatility of real estate prices, which could impair our profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. Our sponsor’s financial condition may be adversely affected by a significant economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on its businesses and operations (including our advisor).

A recession, slowdown and/or sustained downturn in the U.S. real estate market, and to a lesser extent, the global economy (or any particular segment thereof) would have a pronounced impact on us, the value of our assets and our profitability, impede the ability of our assets to perform under or refinance their existing obligations, and impair our ability to effectively deploy our capital or realize upon investments on favorable terms. We could also be affected by any overall weakening of, or disruptions in, the financial markets. Any of the foregoing events could result in substantial losses to our business, which losses will likely be exacerbated by the presence of leverage in our investments capital structures.

For example, during the financial crisis, the availability of debt financing secured by commercial real estate was significantly restricted as a result of a prolonged tightening of lending standards. Due to the uncertainties created in the credit market, real estate investors were unable to obtain debt financing on attractive terms, which adversely affected investment returns on acquisitions and their ability to even make acquisitions or tenant improvements to existing holdings. Most recently, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Although the Department of the Treasury, the Federal Reserve and the FDIC issued a joint statement on March 12, 2023 that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, if another depository institution is subject to other adverse conditions in the financial or credit markets, it could impact access to our cash or cash equivalents and could adversely impact our operating liquidity and financial performance. In addition, if any parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. Any future financial market disruptions may force us to use a greater proportion of our offering proceeds to finance our acquisitions and fund tenant improvements, reducing the number of acquisitions we would otherwise make.

Recent macroeconomic trends, including inflation and rising interest rates, may adversely affect our business, financial condition and results of operations.

During the year ended December 31, 2022, inflation in the United States accelerated and is currently expected to continue at an elevated level in the near-term. Beginning in 2022, in an effort to combat inflation and restore price stability, the Federal Reserve significantly raised its benchmark federal funds rate, which led to increases in interest rates in the credit markets. The Federal Reserve may continue to raise the federal funds rate, which will likely lead to higher interest rates in the credit markets and the possibility of slowing economic growth and/or a recession. Additionally, U.S. government policies implemented to address inflation, including actions by the Federal Reserve to increase interest rates, could negatively impact consumer spending and adversely impact the broader economy, resulting in job losses for many of our residents.

Rising inflation could also have an adverse impact on our financing costs (either through near-term borrowings on our variable rate debt, including our credit facilities, or refinancing of existing debt at higher interest rates), and general and administrative expenses and property operating expenses, as these costs could increase at a rate higher than our rental and other revenue. To the extent our exposure to increases in interest rates is not eliminated through interest rate caps or other protection agreements, such increases may also result in higher debt service costs, which will adversely affect our cash flows. Historically, during periods of increasing interest rates, real estate valuations have generally decreased due to rising capitalization rates, which tend to move directionally with interest rates. Consequently, prolonged periods of higher interest rates may negatively impact the valuation of our real estate assets. Although the extent of any prolonged periods of higher interest rates remains unknown at this time, negative impacts to our cost of capital may adversely affect our future business plans and growth, at least in the near term.

We have paid distributions from offering proceeds. In the future we may continue to fund distributions with offering proceeds. To the extent we fund distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily apartment communities and multifamily real estate-related assets and the overall return to our stockholders may be reduced.

Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We intend to make distributions on our common stock on a per share basis with each share receiving the same distribution, subject to any class-specific expenses such as distribution fees on our Class T and Class D shares. If we fund distributions from financings, our offerings or other sources, we will have less funds available for investment in multifamily apartment communities and other multifamily real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of multifamily real estate-related assets, this will affect our ability to generate cash flows from operations in future periods.

During the early stages of our operations, it is likely that we will use sources of funds, which may constitute a return of capital to fund distributions. During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after, we may not be able to make distributions solely from our cash flow from operations. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our existence and from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted, especially during our early periods of operation. In these instances, we expect to look to third party borrowings to fund our distributions. We may also fund such distributions from the sale of assets. To the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

For the years ended December 31, 2022 and 2021, we paid aggregate distributions to common stockholders and limited partnership unitholders of $44.4 million and $20.2 million, including $42.2 million and $20.1 million of distributions paid in cash and $2.2 million and $0.1 million of distributions reinvested through our distribution reinvestment plan, respectively. Our net loss for the years ended December 31, 2022 and 2021 was $34.0 million and $106.9 million. Cash flows provided by operating activities were $8.6 million and $5.4 million for the years ended December 31, 2022 and 2021. We funded our total distributions paid during 2022, which includes net cash distributions and distributions reinvested by stockholders, with $23.4 million prior period cash provided by operating activities, $9.2 million from additional borrowings, and $9.6 million of offering proceeds. We funded our total distributions paid during 2021, which includes net cash distributions and distributions reinvested by stockholders, with $11.0 million prior period cash provided by operating activities, $5.0 million from additional borrowings, and $4.0 million of offering proceeds.

Generally, for purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

If our investments and future investments fail to perform as expected, cash distributions to our stockholders may decline.

As December 31, 2022, we had a portfolio of $2.6 billion in total assets, with 84.8% of our equity value in operating properties, 10.9% in development and 4.3% in real estate-related investments. Each of our investments was based on an underwriting analysis with respect to each investment. If our investments do not perform as expected, whether as a result of the impact of the COVID-19 virus on the U.S. and world economies, or otherwise, or future acquisitions do not perform as expected, we may have less cash flow from operations available to fund distributions and investor returns may be reduced.

If you purchase shares of common stock in this offering, you may experience immediate dilution in the net tangible book value per share.

Net tangible book value is used as a measure of net worth that reflects certain dilution in the value of our common stock from the issue price as a result of (i) accumulated depreciation and amortization of real estate investments, (ii) fees paid in connection with this offering and (iii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments. Net tangible book value does not reflect our net asset value per share nor does it necessarily reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. As of December 31, 2022, our net tangible book value per share was $17.26, as compared to the purchase price per share for our February 1, 2023 closing (which was determined based on our NAV as of December 31, 2022) of $19.5788 for our Class I and Class D shares and $20.2641 for our Class T shares.

Risks Related to Conflicts of Interest

Our advisor faces a conflict of interest because the fees it receives and the distributions to be received by the Special Limited Partner, an affiliate of our advisor, with respect to the Special Limited Partner’s performance participation interest in our Operating Partnership are based in part on our NAV, which our advisor is responsible for determining.

Our advisor is paid a management fee for its services based on our NAV, which is calculated by our advisor, based on valuations provided by the Independent Appraisal Firms. In addition, the distributions to be received by the Special Limited Partner with respect to its performance participation interest in our Operating Partnership are based in part upon our Operating Partnership’s net assets (which is a component of our NAV). The calculation of our NAV includes certain subjective judgments with respect to estimating, for example, the value of our portfolio and our accrued expenses, net portfolio income and liabilities, and therefore, our NAV may not correspond to realizable value upon a sale of those assets. In order to avoid a reduction in our NAV, the advisor may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets. If our NAV is calculated in a way that is not reflective of our actual NAV, then the transaction price of shares of our common stock or the price paid for the repurchase of your shares of common stock on a given date may not accurately reflect the value of our portfolio, and your shares may be worth less than the transaction price or more than the repurchase price.

Our advisor, our officers and the real estate, debt finance, legal, management and accounting professionals we retain will face competing demands on their time and this may cause our operations and our stockholders’ investment to suffer.

Subject to the supervision of our board of directors, we rely on our advisor, our officers, and the real estate, debt finance, and management professionals that we retain to provide services to us for the management of our business. Our advisor and its affiliates may advise other real estate programs and rely on many of the same real estate, debt finance, and management professionals. As a result of their interests in other programs sponsored by our sponsor and their obligations to other investors, these professionals will likely face conflicts of interest in allocating their time among us and other programs sponsored by our advisor and its affiliates, as well as other business activities in which they are involved. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. If these events occur, the returns on our investments, and the value of your investment, may decline.

The compensation we pay to our advisor and the Special Limited Partner in connection with the management of our business were determined without the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

The fees, including the performance allocation, paid to our advisor and its affiliates for services provided by our advisor to us were determined without the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties, may be in excess of amounts that we would otherwise pay to third parties for such services and may reduce the amount of cash that would otherwise be available for investments in multifamily apartment communities and multifamily real estate-related assets and distributions to our stockholders.

Risks Related to Our Offering and Our Corporate Structure

Holders of our preferred stock will have dividend, liquidation and other rights that are senior to the rights of the holders of our common stock.

Our board of directors has the authority to designate and issue preferred stock with liquidation, dividend and other rights that are senior to those of our common stock. We have classified and designated 10,000,000 and 12,800,000 shares of our authorized but unissued preferred stock as shares of non-voting Series 2023 preferred stock and non-voting Series 2019 preferred stock, respectively. The outstanding shares of our Series 2023 preferred stock are entitled to receive a preferential dividend equal to a 6.0% cumulative but not compounded annual return (subject to an increase up to 6.5% in certain circumstances). The outstanding shares of our Series 2019 preferred stock are entitled to receive a preferred dividend equal to a 5.5% per annum cumulative but not compounded return (subject to an increase to 6.0% in certain circumstances). As of March 21, 2023, we had 2,761,203 and 12,637,166 shares of our Series 2023 preferred stock and Series 2019 preferred stock outstanding. The private placement, best-efforts offering of our Series 2023 preferred stock is ongoing.

Holders of Series 2023 preferred stock and Series 2019 preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock, or the redemption of our common stock and a liquidation preference of $10.00 per share plus any accrued and unpaid distributions before any payment is made to holders of our common stock upon our voluntary or involuntary liquidation, dissolution or winding up. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock.

Your interest in us will be diluted if we issue additional shares. Your interest in our assets will also be diluted if our Operating Partnership issues additional units.

Holders of our common stock will not have preemptive rights to any shares we issue in the future. Under our charter, we have the authority to issue a total of 1,100,000,000 shares of capital stock. Of the total shares of stock authorized, 1,000,000,000 shares are classified as common stock with a par value of $0.01 per share, 125,000,000 of which are classified as Class A shares, 50,000,000 of which are classified as Class TX shares, 275,000,000 of which are classified as Class T shares, 275,000,000 of which are classified as Class D shares, 275,000,000 of which are classified as Class I shares, and 100,000,000 shares are classified as preferred stock with a par value of $0.01 per share, 12,800,000 of which are classified as Series 2019 and 10,000,000 of which are classified as Series 2023.

Our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. After you purchase shares of our common stock in this offering, our board of directors may elect, without stockholder approval, to: (1) sell additional shares in this or future public offerings; (2) issue shares of our common stock or units in our Operating Partnership in private offerings; (3) issue shares of our common stock or units in our Operating Partnership to the advisor or the Special Limited Partner, or their successors or assigns, in payment of an outstanding obligation to pay fees for services rendered to us or the performance participation allocation; or (4) issue shares of our common stock or units in our Operating Partnership to sellers of properties we acquire.

To the extent we issue additional shares of common stock after your purchase in this offering, your percentage ownership interest in us will be diluted. Because we hold all of our assets through our Operating Partnership, to the extent we issue additional units of our Operating Partnership after you purchase in this offering, your percentage ownership interest in our assets will be diluted. Because certain classes of the units of our Operating Partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between our Operating Partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, our stockholders may experience substantial dilution in their percentage ownership of our shares or their interests in the underlying assets held by our Operating Partnership. Operating Partnership units may have different and preferential rights to the claims of common units of our Operating Partnership which correspond to the common stock held by our stockholders. Certain units in our Operating Partnership may have different and preferential rights to the terms of the common Operating Partnership units which correspond to the common stock held by our stockholders.

General Risks Related to Investments in Real Estate

We rely on our employees as well as third parties to provide property management services to our properties, should the staff of a particular property perform poorly, our operating results for that property will similarly be hindered and our net income may be reduced.

We depend upon our employees as well as the performance of our third-party property managers to effectively manage our properties and real estate-related assets. Rising vacancies across real estate properties have resulted in increased pressure on real estate investors and their property managers to maintain adequate occupancy levels. In order to do so, we may have to offer inducements, such as free rent and resident amenities, to compete for residents. In addition, our property managers may be unsuccessful in their ability to (i) collect rent, resulting in increased collection loss, and (ii) evict tenants for non-payment of rent, permitting us to lease their space. Poor performance by those sales, leasing and other management staff members operating a particular property will necessarily translate into poor results of operations for that particular property. Should we or third parties fail to identify problems in the day-to-day management of a particular property or fail to take the appropriate corrective action in a timely manner, our operating results may be hindered and our net income reduced.

Our multifamily apartment communities and multifamily real estate-related assets may be cross-collateralized.

At December 31, 2022, we had $528.3 million of fixed rate debt and $575.5 million of variable rate debt, including our revolving credit facility and including $95.3 million of variable rate debt related to construction loans; $318.7 million, or 55.4% of our variable rate debt is accompanied by interest rate cap hedging instruments as required by the lenders. In addition, our Operating Partnership has issued unsecured promissory notes in several private placement offerings, in an aggregate amount of $43.0 million at December 31, 2022. We may obtain additional lines of credit or other debt financing, or take additional advances on our existing lines of credit, which we may utilize to acquire multifamily apartment communities and multifamily real estate-related assets and fund our operations. Thus, our assets may be cross-collateralized. Information about the amount and terms of any new lines of credit are uncertain and will be negotiated by our officers. No assurance can be given that future cash flow will be sufficient to make the debt service payments on any loans and to cover all operating expenses.

If our revenues are insufficient to pay debt service and operating costs, we may be required to seek additional working capital. There can be no assurance that such additional funds will be available. The degree to which we are leveraged could have an adverse impact on us, including (i) increased vulnerability to adverse general economic and market conditions, (ii) impaired ability to expand and to respond to increased competition, (iii) impaired ability to obtain additional financing for future working capital, capital expenditures, general corporate or other purposes and (iv) requiring that a significant portion of cash provided by operating activities be used for the payment of debt obligations, thereby reducing funds available for operations and future business opportunities.

Risks Associated with Debt Financing

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders or replace our advisor.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements we enter into may contain covenants that limit our ability to further mortgage a property or that prohibit us from discontinuing insurance coverage or impose reserve requirements. In addition, our

JP Morgan Credit Facility restricts our ability to remove our affiliated directors which may make it more difficult to replace our advisor. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

Our derivative financial instruments may not adequately offset interest rate volatility and require us to contribute more equity to our properties, which could reduce the number of multifamily apartment communities we can acquire, our cash flows from operations and the amount of cash distributions we can make.

We may use derivative financial instruments, such as interest rate cap or collar agreements and interest rate swap agreements, to hedge exposures to changes in interest rates on loans secured by its assets, but no hedging strategy can protect us completely. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements and that these arrangements may not be effective in reducing our exposure to interest rate changes. Interest rates are currently increasing. In addition, interest rate caps and the replacement of our expiring interest rate caps may be more expensive as a result of increasing interest rates. Further, in the event interest rates increase for any of our financings, we may be required to rebalance such financings by contributing more equity to our properties in order to comply with debt-service coverage ratios required by such financings. We cannot assure you that its hedging strategy and the derivatives that it uses will adequately offset the risk of interest rate volatility or that its hedging transactions will not result in losses. In addition, the use of such instruments may reduce the overall return on our investments. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75% or 95% REIT gross income tests.

Increases in interest rates and the future discontinuation of LIBOR could increase the amount of our interest payments and could reduce the amount of distributions our stockholders receive.

At December 31, 2022, we had $575.5 million of variable rate debt, including our revolving credit facility and including $95.3 million of variable rate debt related to construction loans; $318.7 million, or 55.4% of our variable rate debt is accompanied by interest rate cap hedging instruments as required by the lenders. We may incur additional indebtedness in the future. Interest we pay reduces our cash flows. Since we have incurred and may continue to incur variable rate debt, increases in interest rates raise our interest costs, which reduces our cash flows. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to sell one or more of our properties at times or on terms which may not permit realization of the maximum return on such investments. Increases in interest rates may cause our operations to suffer and the amount of distributions our stockholders receive and their overall return on investment may decline.

Certain of our variable rate debt historically has borne interest at an interest rate determined based on a US Dollar London Interbank Offered Rate (“LIBOR”). On March 5, 2021, the United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (i) immediately after December 31, 2021, in the case of the 1-week and 2-month US dollar settings; and (ii) immediately after June 30, 2023, in the case of the remaining US dollar settings. The tenors that were extended to June 30, 2023 are more widely used and are the tenors used in our LIBOR-based debt. We may convert some of our LIBOR-based debt into debt based on the Secured Overnight Financing Rate (“SOFR”), which is the interest rate recommended by the Alternative Reference Rates Committee (“ARRC”), a steering committee comprised of U.S. financial market participants convened by the Federal Reserve Board and the New York Federal Reserve to help ensure a successful transition from LIBOR to a more robust reference rate.

SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market and is a rate published by the Federal Reserve Bank of New York. On July 29, 2021, ARRC formally recommended CME Group’s forward-looking Term SOFR as a benchmark rate for use in transition away from LIBOR. Term SOFR is a forward-looking rate based on SOFR futures. We may convert some of our LIBOR-based debt into debt based on Term SOFR. In order to convert LIBOR debt into SOFR or Term SOFR, based on ARRC recommendations and market practice, we generally are required by our lenders to pay a spread adjustment to LIBOR. This spread adjustment may increase our borrowing costs. Where we maintain hedge positions, we may be able to recover some of that spread adjustment by converting hedge positions. However, the spread adjustment recovered on hedge positions may be insufficient to cover our increased floating rate debt obligations resulting from the spread adjustment we pay for a conversion to SOFR.

We may be unable to convert all of our debt instruments to SOFR or Term SOFR prior to June 30, 2023. If we are unable to effect such conversions, our lenders may force conversions to a SOFR-based rate under any applicable LIBOR transition legislation or to a SOFR-based rate or another interest rate under the terms of our debt agreements. These forced conversions could result in higher all-in interest costs and could hinder our ability to maintain effective hedges, which could impact our financial performance.

Federal Income Tax Risks

We may distribute our common stock in a taxable distribution, in which case you may sell shares of our common stock to pay tax on such distributions, and you may receive less in cash than the amount of the dividend that is taxable.

We may make taxable distributions that are payable in cash and common stock. Under IRS Revenue Procedure 2017-45, as a publicly offered REIT, we may give stockholders a choice, subject to various limits and requirements, of receiving a dividend in cash or in common stock of the REIT. As long as at least 20% of the total dividend is available in cash and certain other requirements are satisfied, the IRS will treat the stock distribution as a dividend (to the extent applicable rules treat such distribution as being made out of the REIT’s earnings and profits). This threshold has been temporarily reduced in the past, and may be reduced in the future, by IRS guidance. Taxable stockholders receiving stock will be required to include in income, as a dividend, the full value of such stock, to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay income tax with respect to such distributions in excess of the cash distributions received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount recorded in earnings with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of our common stock.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation. Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to qualify as a REIT. The impact of tax reform on an investment in our shares is uncertain.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, or the IRA. The IRA includes numerous tax provisions that impact corporations, including the implementation of a corporate alternative minimum tax as well as a 1% excise tax on certain stock repurchases and economically similar transactions. However, REITs are excluded from the definition of an “applicable corporation” and therefore are not subject to the corporate alternative minimum tax. Additionally, the 1% excise tax specifically does not apply to stock repurchases by REITs. We will continue to analyze and monitor the application of the IRA to our business; however, the effect of these changes on the value of our assets, shares of our common stock or market conditions generally, is uncertain.

Compensation of Executive Officers

The following discussion updates the disclosure regarding executive compensation contained in the prospectus under the heading “Compensation — Compensation of Executive Officers.”

This section discusses the components of the compensation we provide to our “named executive officers” who are listed in the “Summary Compensation Table” below. In 2022, our named executive officers were Daniel Shaeffer, our Chief Executive Officer, Chad Christensen, our Executive Chairman and Gregg Christensen, our Chief Legal Officer and Secretary.

Prior to May 7, 2021, the effective time of the merger of Cottonwood Residential II, Inc. with and into our wholly owned subsidiary and the merger of Cottonwood Communities O.P., LP (“CCOP”) with and into CROP, (referred to collectively as the “CRII Merger”), we had no employees, and all of our executive officers were employed by our advisor and its affiliates. As such, all of our executive officers were compensated by these entities, in part, for their services to us and our subsidiaries, and except for grants of LTIP Units (units in our Operating Partnership subject to time-based vesting) and Special LTIP Units (units in our Operating Partnership subject to performance-based vesting, and for purposes of our executive compensation discussion, referred to as required by context, collectively as the “LTIP Units”) under our partnership agreement, we did not provide compensation to our executive officers prior to May 7, 2021.

Following the CRII Merger, we employ certain of our executive officers, including one of our named executive officers, Mr. G. Christensen. Mr. Shaeffer and Mr. C. Christensen, along with certain other of our executive officers, are employed by our advisor and its affiliates. Except for grants of LTIP Units that we make to all of our executive officers, Mr. Shaeffer and Mr. C. Christensen, and those executive officers employed by our advisor and its affiliates are compensated by our advisor and its affiliates (and not us), in part, for their service to us and our subsidiaries. See “Compensation” in the prospectus and “Fees and Expenses Payable to Our Advisor and Its Affiliates” above for a discussion of the fees paid to our advisor and its affiliates. All of our named executive officers are officers and/or employees of, or hold an indirect ownership interest in, our advisor and/or its affiliates.

We are a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act and an “emerging growth company” as defined under the JOBS Act. As such, we are permitted to take advantage of certain reduced reporting requirements that are otherwise applicable generally to public companies.

Executive Compensation Process

Our compensation committee, which is composed of all of our independent directors, discharges our board of directors’ responsibilities relating to the compensation that we pay to our named executive officers. This includes equity incentive compensation grants we make to all of our named executive officers as well as additional compensation we pay to named executive officers employed by us. Prior to the CRII Merger, except for LTIP Unit grants, our named executive officers did not receive any compensation from us.

In making compensation decisions for 2022, the compensation committee evaluated the performance of our chief executive officer and, together with our chief executive officer, assessed the individual performance of the other named executive officers. In addition, the compensation committee reviewed market-based compensation data provided by Ferguson Partners Consulting L.P., a nationally recognized compensation consulting firm specializing in the real estate industry (“FPC”). While the compensation committee considers these recommendations, along with data provided by its other advisors, it retains full discretion to set all compensation to our named executive officers that we pay directly.

Engagement of Compensation Consultant

The compensation committee is authorized to retain the services of one or more executive compensation consultants, in its discretion, to assist with the establishment and review of our compensation programs and related policies. The compensation committee has sole authority to hire, terminate and set the terms of any future engagement of FPC or any other compensation consultant.

For compensation advice in 2022, the compensation committee engaged FPC to provide market-based compensation data to assist the committee in the implementation of a comprehensive executive compensation program for those executive officers that we employ and an equity incentive compensation program for all of our executive officers that complements the compensation provided to our executive officers by our advisor and its affiliates. In connection with these efforts, FPC prepared for the compensation committee reports that included compensation analyses for each executive position, including those executive positions that are held by employees of our advisor and its affiliates, an analysis of a recommended peer group for us and a description of the methodology used to provide the compensation analyses. FPC researched competitive market practices, reviewed the proxy statements of its recommended peer group and checked its own proprietary information data bases. The compensation committee reviewed the information provided to the committee and approved the 2022 executive compensation program which included equity incentive compensation for all of our executive officers and full compensation for those executive officers that we employ.

Components of Executive Compensation

The key elements of our executive compensation program for our executive officer employees include annual cash compensation, short-term incentive plan compensation as well as equity incentive compensation in the form of LTIP Units. Each element is discussed in detail below.

Base Salary

Compensation for each executive officer we employ was established by our compensation committee. We believe that our executive officers’ base salary levels are commensurate with their positions and are expected to provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities. Base salaries of our named executive officers employed by us periodically will be reviewed by the compensation committee. For 2023, the compensation committee did not elect to change the annual base salary from year end 2022 levels for Mr. G. Christensen ($400,000). Mr. Shaeffer and Mr. C. Christensen do not receive an annual base salary from us and are compensated by our advisor and its affiliates.

Short-Term Incentive Plan

The short-term incentive plan is intended to compensate our executive officers for achieving annual company and strategic performance goals. The compensation committee believes that the opportunity to earn an annual cash bonus encourages our executive officers to achieve company and strategic performance goals, which fosters a performance-driven company culture that aligns the executives’ interests with the stockholders’ interests.

The short-term incentive plan allows our executive officers to earn a cash bonus based on various pre-defined and pre-weighted company and strategic performance goals established by the compensation committee (at least 50% of which are objective, calculable company performance measurements). Strategic performance goals are assessed subjectively.

The annual cash incentive bonus is the product of the named executive officer’s target bonus (which is a percentage of his base salary) and a formula number that is based on the achievement of predetermined targets. Depending on the achievement of the predetermined targets, the actual annual cash incentive bonus may be less than, but not greater than the target bonus. For 2022, the compensation committee set Mr. G. Christensen’s target bonus at 90% of his base salary.

The annual cash incentive bonus formula number for 2022 consisted of the following components: (i) 25% capital formation, (ii) 25% capital deployment efficiency, (iii) 25% portfolio characteristics and objectives, (iv) 15% same store net operating income (NOI) growth relative to the same store NOI growth of a pre-selected peer group, and (v) 10% total shareholder return (IRR). With respect to the specific formula components for 2022, the named executive officers received 74.3% of their target bonus based on the achievement of the predetermined targets. Based on our actual performance in 2022, the compensation committee approved an annual cash incentive bonus for Mr. G. Christensen in an amount of $267,372. Mr. Shaeffer and Mr. C. Christensen do not receive a cash incentive bonus from us and are compensated by our advisor and its affiliates.

Equity Incentive Compensation

Our compensation committee acknowledges that the real estate industry is highly competitive and that experienced professionals have significant career mobility. Our compensation committee determined that through the annual grant of LTIP Units under our partnership agreement, with vesting based on continued employment or the achievement of performance goals, each over multi-year periods, we will attract, motivate and retain highly skilled executive officers who are committed to our core values of prudent risk-taking and integrity. Each year our compensation committee determines, in its sole discretion, the aggregate amount, type and terms of any equity grants to our named executive officers. For 2022, the compensation committee determined that annual equity awards should consist of approximately 35% in LTIP Units (subject to multi-year vesting) and 65% in Special LTIP Units (with a multi-year performance measuring period) for all named executive officers.

LTIP Units are a separate series of limited partnership units of our Operating Partnership, which are convertible into common units of CROP (“CROP Common Units”) upon achieving certain vesting and performance requirements. Awards of LTIP Units are subject to the conditions and restrictions determined by our compensation committee, including continued employment or service, computation of financial metrics and/or achievement of pre-established performance goals and objectives. If the conditions and/or restrictions included in an LTIP Unit award agreement are not attained, holders will forfeit the LTIP Units granted under such agreement. Unless otherwise provided, the LTIP Unit awards (whether vested or unvested) will entitle the holder to receive current distributions from our Operating Partnership, and the Special LTIP Units (whether vested or unvested) will entitle the holder to receive 10% of the current distributions from our Operating Partnership during the applicable performance period. When the LTIP Units have vested and sufficient income has been allocated to the holder of the vested LTIP Units, the LTIP Units will automatically convert to CROP Common Units on a one-for-one basis.

The compensation committee has deemed LTIP Unit awards to be an effective means to ensure alignment of the executives’ interests with those of the stockholders. LTIP Units are structured as “profits interests” for U.S. federal income tax purposes, and we do not expect the grant, vesting or conversion of LTIP Units to produce a tax deduction for us based on current U.S. federal income tax law. As profits interests, the LTIP Units initially will not have full parity, on a per unit basis, with the CROP Common Units with respect to liquidating distributions. Upon the occurrence of specified events, the LTIP Units can, over time, achieve full parity with the CROP Common Units and therefore, accrete to an economic value for the holder equivalent to the CROP Common Units. If such parity is achieved, the LTIP Units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into CROP Common Units upon the occurrence of certain events, by the holder for a cash amount based on the value of a share of our common stock or for shares of our common stock, on a one-for-one basis, at our election. However, there are circumstances under which the LTIP Units will not achieve parity with the CROP Common Units, and until such parity is reached, the value that a holder could realize for a given number of LTIP Units will be less than the value of an equal number of shares of our common stock and may be zero. The compensation committee believes that this characteristic of the LTIP units, that they achieve real value only if our share value appreciates, links executive compensation to our performance.

In January 2022, the compensation committee approved equity awards for fiscal year 2022 in dollar values, with the number of units granted calculated by dividing the dollar value of the approved awards by the most recently determined NAV of CROP Common Units. In determining the size of the long-term equity incentives awarded to the named executive officers for 2022 service, the compensation committee considered, among other things, the role and responsibilities of the individual, competitive factors and individual performance history. These awards were intended to enable our executive officers to establish a meaningful equity stake in us that would vest over a period of years based on continued service.

Our compensation committee currently expects to continue to grant LTIP Units awards to our named executive officers annually on the same terms and conditions; however, the committee’s decision whether to approve any such awards in the future will depend on our performance, market trends and practices and other considerations.

Time-Based LTIP Units

The following table sets forth the number and value of the time-based LTIP Units granted to our named executive officers in January 2022 for 2022 compensation. The time-based LTIP Units were issued on January 7, 2022 based on the grant date fair value determined in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification 718, Compensation—Stock Compensation (“ASC Topic 718”). The time-based LTIP Units vest annually in equal installments over a four-year period with the first 25% vesting on January 1, 2023, subject to continued service. Time based LTIP Units (whether vested or unvested) receive the same distribution per unit as the CROP Common Units.

Executive Officer	Date of Grant	Number of Time-Based LTIP Units	Value of Time-Based LTIP Units
Daniel Shaeffer	January 7, 2022	23,589	$407,710
Chad Christensen	January 7, 2022	23,589	$407,710
Gregg Christensen	January 7, 2022	7,959	$137,563

In January 2023, the compensation committee approved the grant of an aggregate of 46,691 LTIP Units to the named executive officers for 2023 compensation. The grants were made on January 6, 2023. These LTIP Unit awards vest annually in equal installments over a four-year period beginning on January 1, 2024, subject to continued service. The 2023 grants of LTIP Units will be reflected in the “Summary Compensation Table” and “2023 Grants of Plan-Based Awards” table in Part III of our Annual Report on Form 10-K for the year ended December 31, 2023.

Special LTIP Units

The following table sets forth the number and value of the Special LTIP Units (performance-based LTIP Units) granted to our named executive officers in January 2022. The Special LTIP Units were issued on January 7, 2022 based on the grant date fair value determined in accordance with ASC Topic 718. The actual amount of each award will be determined at the conclusion of the three-year performance period on December 31, 2024, and will depend on our internal rate of return (as defined in the award agreements).

Executive Officer	Date of Grant	Number of Special LTIP Units	Value of Special LTIP Units
Daniel Shaeffer	January 7, 2022	43,809	$757,190
Chad Christensen	January 7, 2022	43,809	$757,190
Gregg Christensen	January 7, 2022	14,780	$255,456

Pursuant to the terms of the applicable award agreements, our named executive officers may earn up to 100% of the number of Special LTIP Units granted, plus deemed dividends on earned units, based on our internal rate of return during the performance period in accordance with the following schedule, with linear interpolation for performance between levels:

Internal Rate of Return	Percentage Earned
Less than 6%	—%
6%	50%
10% or greater	100%

None of the Special LTIP Units will be earned if our internal rate of return for the performance period is less than 6%, and the maximum number of Special LTIP Units will only be earned if our internal rate of return for the performance period is 10% or greater. The earned Special LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with us, our advisor or its affiliates. During the performance period, Special LTIP Units (whether vested or unvested) will entitle the holder to receive 10% of the current distribution per unit paid to holders of the CROP Common Units (based on the total number of Special LTIP Units granted). At the end of the performance period, if the internal rate of return equals or exceeds the performance threshold (6%), the holder will be entitled to receive an additional grant of LTIP Units equivalent to 90% of distributions that would have been paid on the earned Special LTIP Units during the performance period.

In January 2023, the compensation committee approved the grant of an aggregate target of 133,403 Special LTIP Units to the named executive officers for 2023 compensation. The 2023 grants of Special LTIP Units will be reflected in the “Summary Compensation Table” and “2023 Grants of Plan-Based Awards” table in Part III of our Annual Report on Form 10-K for the year ended December 31, 2023.

Executive Officer Compensation Tables

Summary Compensation Table

The following table sets forth the information required by Item 402 of Regulation S-K promulgated by the SEC. Prior to the effective time of the CRII Merger on May 7, 2021, we had no employees, and all of our executive officers were employed by our advisor and its affiliates. As such, all of our executive officers were compensated by these entities, in part, for their services to us and our subsidiaries and except for grants of equity incentive compensation that we made to certain of our executive officers commencing for the fiscal year 2020, we did not compensate our executive officers prior to May 7, 2021. Therefore, the table below reflects executive compensation that we paid for the year ended December 31, 2022 and the partial year commencing May 7, 2021. With respect to equity incentive awards, the dollar amounts indicated in the table under “Stock Awards” are the aggregate grant date fair value of awards computed in accordance with ASC Topic 718.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Total ($)
Daniel Shaeffer Chief Executive Officer	2022 2021	(2) (2)	1,141,153 -	(2) (2)	1,141,153 -
Chad Christensen Executive Chairman	2022 2021	(2) (2)	1,141,153 -	(2) (2)	1,141,153 -
Gregg Christensen Chief Legal Officer and Secretary	2022 2021	400,000 375,000	385,000 -	227,372 315,000	1,012,372 690,000
(1) For 2022, represents the total grant date fair value of LTIP Units and Special LTIP Units granted on January 7, 2022, determined in accordance with ASC Topic 718. Refer to Note 11 to our consolidated financial statements included herein, for a discussion of our accounting of LTIP Units and the assumptions used.

The grant date fair values for the following named executive officers relating to 2022 LTIP Unit awards granted on January 7, 2022, are as follows: Daniel Shaeffer—$407,710; Chad Christensen—$407,710; Gregg Christensen—$137,563. The LTIP Unit awards granted in 2022 vest over four years from the date of grant in equal installments on a quarterly basis, subject to continued service.

The grant date fair values for the named executive officers relating to 2022 Special LTIP Unit awards granted on January 7, 2022, are as follows: Daniel Shaeffer—$757,190; Chad Christensen—$757,190; Gregg Christensen—$255,456.

(2) Mr. Shaeffer and Mr. C. Christensen are each an officer and employee of our advisor and its affiliates, and are compensated by these entities, in part, for their respective service to us or our subsidiaries. We do not directly compensate Mr. Shaeffer or Mr. C. Christensen other than through LTIP Unit awards. See “Compensation” in the prospectus and “Fees and Expenses Payable to Our Advisor and Its Affiliates” above for a discussion of the fees paid to our advisor and its affiliates.

Outstanding Equity Awards at Fiscal Year-End 2022

The following table sets forth information with respect to outstanding equity awards granted by our compensation committee and held by the named executive officers as of December 31, 2022. In addition to equity awards granted by us, our named executive officers hold equity awards related to their employment by CRII prior to the CRII Merger which are not reflected in the table below. No option awards were outstanding for the named executive officers as of December 31, 2022. The aggregate dollar values indicated in the table below for equity incentive plan awards are the market or payout values and not the grant date fair values determined in accordance with ASC Topic 718 or the compensation expense recognized in our consolidated financial statements. In addition, the number of unearned Special LTIP Units in the equity incentive plan awards are the target amounts that may be earned under the 2022 Special LTIP Unit awards. All of our named executive officers received their first grant of equity awards from us in 2022 and none of the awards have vested or been earned as of December 31, 2022.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (1)	Market Value of Shares or Units That Have Not Vested (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (3)(4)
Daniel Shaeffer	23,589	$471,650	43,809	$875,939
Chad Christensen	23,589	$471,650	43,809	$875,939
Gregg Christensen	7,959	$159,136	14,780	$295,519
(1) Represents time-based LTIP Unit awards for which a portion of the awards remain unvested as of December 31, 2022. These awards were granted on January 7, 2022 with a grant date fair value of $16.9316 and vest annually in equal installments over a four-year period with the first 25% vesting on January 1, 2023, subject to continued service.

(2) Based on the NAV of our common stock as of November 30, 2022 of $19.9945, which was our most recently determined NAV as of December 31, 2022.
(3) Represents Special LTIP Unit awards (at target amounts) for which a portion of the awards remain unearned and unvested as of December 31, 2022, assuming the Special LTIP Unit awards are earned at the conclusion of the applicable measurement period. These awards were granted on January 7, 2022 with a grant date fair value of $16.9316 and vest on the first anniversary of the last day of the three-year performance period, subject to continued employment.

(4) Value is based on the NAV of our common stock as of November 30, 2022 of $19.9945, which was our most recently determined NAV as of December 31, 2022. The number and value set forth in the table above assumes that the named executive officers earn the target amounts of Special LTIP Units. Refer to footnote 3 above.

Termination and Change in Control Arrangements

Accelerated Vesting of Time-Based LTIP Units

Pursuant to award agreements with our named executive officers, upon a “change in control” (as defined in the award agreements) or in the event of a termination of the executive officer’s employment by the executive officer for “good reason” (as defined in the award agreements), by the company (including our advisor and its affiliates) without “cause” (as defined in the award agreements), or by reason of death or disability, all outstanding time-based LTIP Units will become fully vested.

Accelerated Vesting of Special LTIP Units

Pursuant to the terms of award agreements with our named executive officers, upon a “change in control” (as defined in the award agreements) or in the event of a termination of the executive officer’s employment by the executive officer for “good reason” (as defined in the award agreements), by the company (including our advisor and its affiliates) without “cause” (as defined in the award agreements), or by reason of death or disability (each a “Qualified Termination”), after the grant date, but prior to the end of the performance period, the target number of award LTIP Units will be deemed earned. Upon a Qualified Termination after the end of the performance period, but prior to the vesting of the earned Special LTIP Units, all unvested earned Special LTIP Units will become fully vested.

2022 Director Compensation

The table below provides information regarding compensation paid to or earned by our directors during the year ended December 31, 2022 as required by Item 402(k) of Regulation S-K. See “Management — Compensation of Directors” in the prospectus for additional information regarding the compensation paid to our directors.

Name	Fees Earned or Paid in Cash	Stock Awards(1)(2)	Total
Daniel Shaeffer(3)	$—	$—	$—
Chad Christensen(3)	$—	$—	$—
Jonathan Gardner	$60,000	$85,000	$145,000
John Lunt	$65,000	$85,000	$150,000
Philip White	$60,000	$85,000	$145,000

(1) As of December 31, 2022, each of Merssrs. Gardner, Lunt and White held 10,265 unvested LTIP units.
(2) Represents 4,918 LTIP Units granted to each of Messrs. Gardner, Lunt, and White on February 4, 2022 for compensation for the year ended December 31, 2022. The dollar value is computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification 718, Compensation—Stock Compensation (“ASC Topic 718”). Refer to Note 11 to our consolidated financial statements included herein, for a discussion of our accounting of LTIP units and the assumptions used. The grant date fair value of each award granted on February 4, 2022 was $17.2839.

(3) Directors who are not independent of us do not receive compensation for their services as a director. Each of Mr. Shaeffer and Mr. C. Christensen received grants of equity compensation in connection with their positions as our executive officers which is reflected in the discussion of executive compensation above.

Equity Compensation Plan Information

As of December 31, 2022, we have granted LTIP Units to our officers and directors and restricted stock units to our non-executive employees and employees of our advisor. The following table summarizes information, as of December 31, 2022, relating to our equity compensation plans (including individual compensation arrangements) pursuant to which our equity securities are authorized for issuance. See “Compensation — Equity Compensation — Equity Incentive Plan” in the prospectus for additional information regarding our equity incentive plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted‑average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders (3)	957,995	—	289,323
Total	957,309	—	289,323

(1) Includes 939,512 LTIP Units in our Operating Partnership (147,675 of which are vested), 10,677 restricted stock units granted pursuant to the Equity Incentive Plan (none of which are vested), and 7,767 restricted stock units granted outside of the Equity Incentive Plan (none of which are vested). Upon satisfaction of certain conditions, LTIP Units are convertible into CROP Common Units, which may then be redeemed for cash, or at our option, an equal number of shares of Class I common stock, subject to certain restrictions. There is no exercise price associated with LTIP Units or the restricted stock units. Excluded from the table above are 1,594,320 LTIP units (1,164,238 of which are vested) awarded by CRII as equity compensation prior to the CRII Merger. LTIP Units subject to performance vesting conditions assume the maximum level of performance.

(2) The Equity Incentive Plan allows for the issuance of a maximum of 300,000 shares of common stock issued through restricted stock units or restricted stock awards. No additional securities have been reserved for issuance with respect to awards of LTIP Units in our Operating Partnership.

(3) LTIP Unit awards have been granted by our compensation committee of our board of directors pursuant to the terms of award agreements and as contemplated in the Operating Partnership Agreement. Restricted stock grants have been made to our non-executive employees and employees of our advisor pursuant to the Equity Incentive Plan as well as outside of the Equity Incentive Plan.

Equity Compensation to Advisor Employees

In January 2022 and 2023, our compensation committee approved grants of LTIP Units to our executive officers and certain of our employees as equity compensation. The January 2022 grants included $1,660,553 time-based awards and $2,890,749 in targeted performance-based awards to employees of our advisor or its affiliates. The January 2023 awards included $1,556,557 time-based awards and $2,890,749 in targeted performance-based awards granted to employees of our advisor or its affiliates. Each time-based award will vest approximately one-quarter of the awarded amount on January 1 in each of the four years following the grant date. The actual amount of each performance-based LTIP award will be determined at the conclusion of a three-year performance period and will depend on the internal rate of return as defined in the award agreement. The earned LTIP Units will become full vested on the first anniversary of the last day of the performance period, subject to continued employment with our advisor or its affiliates. See “Compensation of Executive Officers — Components of Executive Compensation — Equity Incentive Compensation” for additional information regarding LTIP Units.

In April 2022 and January 2023, our compensation committee approved grants of restricted stock units with a four-year vesting schedule to our employees and employees of our advisor or its affiliates for services provided to us. Included in the amount of awards granted were $80,000 and $90,000 in restricted stock units in 2002 and 2023, respectively for employees of our advisor and its affiliates. See “Equity Compensation Plan Information” above and “Compensation — Equity Compensation — Equity Incentive Plan” in the prospectus for additional information regarding our equity incentive plan.

Other Related Party Transactions

The following supplements the discussion in the prospectus under the heading “Compensation — Other Related Party Transactions.”

Membership Interest Purchase Agreement – Sugar House Commons, LLC

On November 1, 2021, we, through a wholly owned subsidiary of our Operating Partnership, entered a Membership Interest Purchase Agreement to sell all of the membership interests of Sugar House Commons, LLC (“Windsor Court”) directly or indirectly to the following individuals who are also our executive officers: Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin for $510,000. The sole asset of Sugar House Commons, LLC is a 0.72-acre parcel of land located in Salt Lake City, Utah valued at $510,000 pursuant to a recent third-party appraisal report. The sale was approved by the conflicts committee. The disposition of Windsor Court closed in the fourth quarter of 2021.

Richmond Guaranty

At the closing of the CRII Merger, we assumed a 50% payment guarantee provided by CRII and CROP, for certain obligations of Villas at Millcreek, LLC (“Richmond Borrower”) with respect to a construction loan in the amount of $53.6 million obtained in connection with the development of Richmond at Millcreek, a development project sponsored by High Traverse Development, LLC. Certain of our officers and directors own an aggregate 13.91% of Richmond Borrower. A wholly owned subsidiary of CROP receives fees from High Traverse Development, LLC related to the development of Richmond at Millcreek. Richmond Borrower expects to increase the loan amount outstanding to $60.1 million in the second quarter of 2023.

Alpha Mill Transactions

On November 2, 2021, we sold TIC interests in Alpha Mill (the “Alpha Mill TIC Interests”) totaling 43% to certain unaffiliated third parties through a private offering for $34.8 million. On April 7, 2022, we sold an additional 29% in Alpha Mill (while we retain a 28% interest) to certain third parties for a total purchase price of $23.3 million. One of the purchasers of the Alpha Mill TIC Interests in the April 7, 2022 sale was the Christensen Marital Trust, a trust established by the father of Chad Christensen, one of our directors and Executive Chairman, and Gregg Christensen, our Chief Legal Officer and Secretary (the “Christensen Trust”). Messrs. C. Christensen and G. Christensen are two of the beneficiaries of the Christensen Trust. The Christensen Trust purchased its interest net of selling commissions in the amount of $244,444. The Christensen Trust’s interest is 10.3%, acquired at a purchase price of $8.2 million. The net proceeds received by us for the sale of the shares to the Christensen Trust were the same as what we received from unaffiliated third parties.

On January 24, 2023 we launched a tender offer to investors in Alpha Mill TIC interests, including the Christensen Trust, pursuant to which we intend to acquire some or all of the outstanding Alpha Mill TIC interests in exchange for CROP Common Units at a tender price based on the December 31, 2022 appraised value for Alpha Mill utilized in our NAV procedures and the December 31, 2022 NAV of the CROP Common Units.

APT Cowork, LLC

APT Cowork, LLC (“APT”) is an entity formed to engage in the business of converting unused common space in multifamily apartment communities or retail space to revenue producing co-working space. Our officers and directors have a direct or indirect ownership interest in APT as follows: Glenn Rand (21.49%), Daniel Shaeffer (21.46%), Chad Christensen (21.46%), Gregg Christensen (8.89%), Eric Marlin (6.71%), Enzio Cassinis (5.25%), Adam Larson (2.81%), Susan Hallenberg (2.18%), Paul Fredenberg (1.83%), and Stan Hanks (1.06%). We, through our subsidiaries, have entered the following agreements with APT.

Reimbursement and Cost Sharing Agreement

We, through CCM, our taxable REIT subsidiary and a wholly owned subsidiary of CROP, have entered into a Reimbursement and Cost Sharing Agreement effective as of January 1, 2023, pursuant to which we will make certain employees available to APT to the extent they are not otherwise occupied in providing services to us and in exchange APT will reimburse us its allocable share of all direct and indirect costs related to the employees utilized by APT. Under the terms of the agreement, for any annual period, the amount of reimbursement pursuant to the agreement will not exceed $120,000. In addition, the agreement has a one-year term, but may be renewed for an unlimited number of successive one-year terms. No amounts were reimbursed under the cost sharing agreement during the year ended December 31, 2022.

Coworking Space Design Agreement

On August 9, 2022, our conflicts committee approved a form of Coworking Space Design Agreement to be entered by and between the property-owning limited liability company (“Landlord”), which will be a subsidiary of CROP, and APT. The form of agreement provides the terms on which APT may design and upgrade the amenities for the common areas at certain of our multifamily properties. The Coworking Space Design Agreement provides that in exchange for advising on coworking improvements at Landlord’s property, Landlord will pay APT a one-time design and project management fee of $60,000, which may be increased up to $75,000 depending on the scope of the project. We have entered a Coworking Space Design Agreement with respect to twelve of our properties and expect to enter Coworking Space Design Agreements for an additional 13 of our properties over the next twelve months. For the year ended December 31, 2022, we paid or incurred fees to APT totaling $1,833,275 pursuant to the Coworking Space Design Agreement.

Services Agreement

On November 7, 2022, our conflicts committee approved a form of Services Agreement to be entered by and between CCM and APT. The form of agreement provides that APT will provide the ongoing administration of coworking services at the property subject to the agreement in exchange for $10.00 per apartment unit per month. In addition, there is a revenue sharing component of the agreement which provides that APT will pay CCM 50% of coworking revenue it receives at the properties. As of December 31, 2022, we had not yet entered any Services Agreements with respect to our properties but we entered into Service Agreement with respect to 10 of our properties effective January 1, 2023 and began paying APT $27,870 per month for those ten properties. We expect to enter into agreements for an additional fifteen of our properties over the next six to 12 months. Each of the properties for which we expect to enter a Services Agreement are or will be subject to a Coworking Space Design Agreement with APT pursuant to which APT will design and upgrade the amenities for the common areas at the properties.

Block C and Jasper

Affiliated Members

On June 28, 2022, we, through our indirect subsidiaries, admitted entities affiliated with us and our advisor, Brickyard QOF, LLC (“Brickyard QOF”) and HV Millcreek, LLC (“Millcreek,” and together with Brickyard QOF, the “Affiliated Members”), as members in CW Block C, LLC (“Block C”), a development joint venture with CROP (as successor to the Cottonwood Multifamily Opportunity Fund operating partnership we acquired in September 2022), and CW Jasper, LLC (“Jasper”), a development project owned 100% by CROP. The Affiliated Members are owned directly or indirectly by Daniel Shaeffer, Chad Christensen, Gregg Christensen, Enzio Cassinis, Eric Marlin, Susan Hallenberg, Stan Hanks, Glenn Rand and Adam Larson, each of whom are our officers or directors, as well as certain employees of CROP and our advisor or its affiliates. In connection with their admission as members, the Affiliated Members made an aggregate capital contribution of $ 8,499,221.74 and $2,375,778.26 to Block C and Jasper, respectively. Following the admission of the Affiliated Members to Block C and Jasper, the Affiliated Members own a 21.0134% interest in Block C, with Messrs. Shaeffer, C. Christensen, G. Christensen, Cassinis, Marlin, Hanks, Rand, Larson and Ms. Hallenberg having an indirect ownership interest of 4.6273%, 10.1125%, 3.5877%, 0.4831%, 0.3342%, 0.3000%, 0.1091%, 0.2387% and 0.6767%, respectively, in Block C, alongside our 64.4906% indirect ownership interest and CROP’s 14.4960% ownership interest, and a 20.1025% interest in Jasper, with Messrs. Shaeffer, C. Christensen, G. Christensen, Cassinis, Marlin, Hanks, Rand, Larson and Ms. Hallenberg having an indirect ownership interest of 4.4267%, 9.6742%, 3.4322%, 0.4621%, 0.3197%, 0.2870%, 0.1043%, 0.2284% and 0.6474% respectively, in Jasper, alongside our 79.8975% interest. The investment in the projects by the Affiliated Members was established at an amount no greater than the recent appraised value of the project, as determined by an independent third-party appraiser and approved by the conflicts committee. The Affiliated Members will participate in the economics of Block C and Jasper on the same terms and conditions as us.

Operating Agreements

On August 11, 2022, we amended and restated the operating agreements of Block C (the “Block C Agreement”) and Jasper (the “Jasper Agreement,” and together with the Block C Agreement, the “Agreements”) to reflect additional terms related to the admission of the Affiliated Members, among other things. The Block C Agreement provides that Block C QOF, a joint venture between CROP and CCM and managed by CROP (“Block C QOF”), CROP (including as successor to CMOF OP) and Brickyard QOF will act as co-managers with CROP managing the day-to-day operations of Block C. The Jasper Agreement provides that Block C QOF and Brickyard QOF will act as co-managers with Block C QOF managing the day-to-day operations of Jasper. Each of the Brickyard Agreement and the Jasper Agreement include the following terms. The unanimous consent of the managers is required for company actions, and certain major decisions, including decisions impacting mergers and whether Block C and Jasper maintain their Qualified Opportunity Fund status, which also require a majority approval of the members. In addition, after December 31, 2032, a manager may unilaterally require the company to take its development project(s) to market for sale, while the other managers of the company will have the first right of refusal to purchase the development project(s) if triggered before December 31, 2037 or the first right of offer to purchase the development project(s) if triggered on or after December 31, 2037. CROP or its affiliate are entitled to receive a development fee in an amount equal to 3% of the total development hard and soft costs for the development project(s) and CROP Property Management, LLC or its affiliate is entitled to receive a property management fee in an amount equal to 2.5% of the gross revenues of the development project(s).

Merger and Additional Capital Contributions

On March 21, 2023, our conflicts committee approved the merger of Jasper with and into Block C with Block C surviving the merger. Also on March 21, 2023, our conflicts committee approved an additional investment in Block C by us in the amount of up to $9.0 million with the opportunity for the Affiliated Members to participate pro rata alongside us on the same terms and conditions. The additional capital contribution to Block C was established at an amount no greater than the recent appraised value of the project, as determined by an independent third-party appraiser and approved by the conflicts committee.

Reimbursement Policy

For the year ended December 31, 2022, we reimbursed Daniel Shaeffer, our Chief Executive Officer and an affiliated director, $12,389 for expenses incurred by Mr. Shaeffer in connection with transportation he provided for himself and certain other officers related to approved business travel.

Exchange of CROP Common Units

Christensen Marital Trust

On November 7, 2022, the conflicts committee of the board of directors approved the exchange into our shares of Class I common stock of 69,142.710 CROP Common Units held by the Christensen Marital Trust on the same terms and conditions available to unaffiliated third parties pursuant to the terms of the Operating Partnership Agreement. Upon exchange into Class I shares, the Christensen Trust may participate in our share repurchase program on the same terms and conditions as other holders.

Executive Officers

On January 23, 2023, the conflicts committee of the board of directors approved the exchange into shares of our Class I common stock of up to 525,423 CROP Common Units by our executive officers on the same terms and conditions available to unaffiliated third parties pursuant to the terms of the Operating Partnership Agreement. As approved by the conflicts committee, exchanges into Class I shares by an individual executive will be permitted up to the executive’s proportionate share of the total amount approved for exchange (based on CROP Common Units that are eligible for exchange). No CROP Common Units held by executive officers were exchanged during each of the years ended December 31, 2021 or 2022.

Repurchase of Executive Officer Shares

On January 23, 2023, the conflicts committee of the board of directors approved an Insider Trading Policy which, among other matters, addresses our policy for the repurchase of shares held by our executive officers. Pursuant to the policy, in order that we may retain maximum funds available to fund repurchases for non-affiliates, repurchase requests from executive officers will not be subject to our share repurchase program. Notwithstanding the foregoing, subject to the conditions discussed below, repurchase requests from executive officers will be considered on a monthly basis with the same pricing and similar procedures as applicable to the share repurchase program. Repurchase requests by executive officers will be subject to a quarterly review and approval by the conflicts committee, and each executive officer may submit no more than 25% of the total amount of shares exchanged from CROP Common Units per quarter. No shares held by executive officers were repurchased during each of the years ended December 31, 2021 or 2022.

Lease Assignment

We, through CCM, entered a Third Amendment & Partial Assignment of Office Lease Agreement with Sandlot Holdings, LLC and CCA pursuant to which CCA assigned to CCM all lease rights and obligations with respect to our principal offices at Suite 250, 1245 East Brickyard Road in Salt Lake City, Utah, along with a storage unit on the plaza level, effective January 1, 2022.

Stock Ownership of Certain Beneficial Owners and Management

The following table supersedes and replaces the corresponding table in the prospectus under the heading “Stock Ownership of Certain Beneficial Owners and Management.”

The following table sets forth, as of March 21, 2023, the amount of our common stock, CROP Common Units and CROP LTIP units beneficially owned by (i) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) our directors and named executive officers and (iv) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC includes securities that a person has the right to acquire within 60 days.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership (2)	Percent of all Shares (3)	Percent of all Shares and Common Units (4)
Daniel Shaeffer	4,445,890(5)	12.51%	6.67%
Chad Christensen	4,445,900 (5)	12.51%	6.67%
Gregg Christensen	3,928,039 (5)	11.05%	5.89%
Jonathan Gardner	16,410 (6)	*	*
John Lunt	12,934 (6)	*	*
Philip White	27,009 (7)	*	*
All directors and executive officers as a group (13 persons)	6,389,499	17.98%	9.58%
* Indicates less than 1% of the outstanding common stock.
(1) The address of each named beneficial owner is 1245 Brickyard Road, Suite 250, Salt Lake City, Utah 84106.
(2) Ownership consists of shares of our common stock, CROP Common Units and LTIP Units. Subject to certain restrictions, common units may be exchanged for cash, or at our option, an equal number of shares of our common stock on the specified exchange date which is the first business day of the month that is at least 60 business days after the receipt by our Operating Partnership of an exchange notice (the “Specified Exchange Date”). Upon achieving parity with the common units and becoming “exchangeable” in accordance with the terms of the Partnership Agreement, LTIP Units may be exchanged for cash, or at our option, an equal number of shares of our common stock, subject to certain restrictions, on the Specified Exchange Date.

(3) Based on 35,544,814 shares of our common stock outstanding as of March 6, 2023. In computing the percentage ownership of a person or group, we have assumed that the common units and LTIP Units held by that person or persons in the group have been redeemed for shares of our common stock and that those shares are outstanding, but that no common units or LTIP Units held by other persons are redeemed for shares of our common stock, notwithstanding that not all of the LTIP Units have vested to date.

(4) Based on 66,673,582 shares of common stock and common units outstanding as of March 6, 2023 on a fully-diluted basis, comprised of 35,544,814 shares of common stock and 31,128,768 shares of common stock issuable upon exchange or conversion of outstanding common units and LTIP Units, respectively.

(5) Includes 236,676, 236,676, and 115,126 common units held by each of Messrs. Shaeffer, C. Christensen, and G. Christensen, respectively, and 707,719, 707,719, and 311,408 LTIP Units held by each of Messrs. Shaeffer, C. Christensen, and G. Christensen, respectively. Not all of the LTIP Units have vested. Includes 3,481,505 common units held by HT Holdings, an entity owned and controlled by Messrs. Shaeffer, C. Christensen, G. Christensen and Mr. Eric Marlin. Also includes 20,000 shares of common stock held by CCA, which is beneficially owned by Messrs. Shaeffer, C. Christensen, G. Christensen and Marlin (through entities they own and control or directly). In addition, Messrs. Shaeffer, C. Christensen and G. Christensen comprise the board of managers of CCA and, as such, may be deemed to have had beneficial ownership of the shares held by CCA.

(6) Includes 16,410 and 12,934 LTIP Units held by Messrs. Gardner and Lunt, respectively. Not all of the LTIP Units have vested.
(7) Includes 10,600 shares of our common stock and 16,410 LTIP Units held by Mr. White. Not all of the LTIP units have vested.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements and the related notes included in this supplement. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed under “Risk Factors” in the prospectus and herein.

Overview

Cottonwood Communities, Inc. invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, a wholly owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC. We were incorporated in Maryland in 2016. We hold all of our assets through the Operating Partnership. Our operating partnership was Cottonwood Communities O.P., LP (“CCOP”) prior to the CRII Merger and is Cottonwood Residential O.P., LP after the CRII Merger. We are the sole member of the sole general partner of the Operating Partnership and own general partner interests in the Operating Partnership alongside third party limited partners.

Cottonwood Communities, Inc. is a non-traded perpetual-life, NAV REIT. We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

As December 31, 2022, we had received net proceeds of $295.5 million from the sale of common stock and $127.0 million from the sale of Series 2019 preferred stock. We have contributed our net proceeds to CROP in exchange for a corresponding number of mirrored OP units in CROP. CROP has primarily used the net proceeds to make investments in real estate, multifamily real estate-related assets, and real estate related operations.

As of December 31, 2022, we had a portfolio of $2.6 billion in total assets, with 84.8% of our equity value in operating properties, 10.9% in development and 4.3% in real estate-related investments. Refer to the section “Our Investments” below for further description of our portfolio.

2022 Activities

The following highlights activities that occurred during the year ended December 31, 2022.

Operating Results and Net Asset Value

•Attained net loss attributable to common stockholders of $0.53 per diluted share compared to $2.49 for same period in the prior year.
•Achieved funds from operations attributable to common stockholders and unit holders (“FFO”) of $0.28 per diluted share/unit. In addition, Core FFO was $0.36 per diluted share/unit, compared to $0.42 per share/unit for the same period in the prior year. See “— Funds from Operations” herein for a reconciliation of these metrics to GAAP net income.
•Achieved stabilization of two developments, Sugarmont and Park Avenue.
•Determined net asset value of $19.5788 per share/unit at December 31, 2022, compared to $17.2839 per share/unit at December 31, 2021.

Transaction Activity

•Merged with Cottonwood Multifamily Opportunity Fund, Inc., acquiring the remaining interests in two development properties and an additional interest in a joint venture holding land for development.
•Acquired Cottonwood Lighthouse Point, a 243-unit apartment community in Pompano Beach, FL, for $95.5 million.
•Acquired Cottonwood Clermont, a 230-unit apartment community in Clermont, FL, for $85.0 million, through a 1031 exchange with the sale of our interest in 3800 Main.
•Acquired the remaining tenant-in-common interests of Cottonwood Ridgeview.
•Acquired a 26-acre complex called Galleria in Salt Lake City, UT, for $28.5 million with the intent to re-develop.
•Committed $33.4 million of preferred equity to 417 Callowhill, a multifamily development in Philadelphia, PA, funding $8.7 million in 2022.
•Received repayment of principal and accrued interest plus a $1.8 million minimum make-whole payment with the prepayment of our Integra Peaks mezzanine loan investment.
•Sold equity method investments in 3800 Main and Alpha Mill, recognizing $8.1 million of gains from these investments.
•Recapitalized Block C and Jasper (developments now known as Westerly, Millcreek North and The Archer), receiving $10.9 million from affiliated investors.

Financing and Capital Raise Activity

•Obtained an aggregate of $470.0 million in property-level financing, of which $264.5 million was at a fixed rate of 3.40%, and repaid $231.2 million.
•Increased the capacity of our revolving credit facility from $74.9 million to $125.0 million.
•Fully redeemed our Series 2016 preferred stock and Series 2017 preferred stock for $139.8 million and $2.6 million, respectively.
•Executed additional draws of $38.3 million on construction loans to further the completion of our development projects and refinanced $59.7 million of construction loans with permanent debt.
•Raised $15.5 million from the sale of Series 2019 preferred stock.
•Launched the Series 2023 preferred stock best efforts, private placement offering.
•Raised $170.8 million from the sale of common stock.
•Repurchased $28.4 million of common stock and CROP Units at an average discount of 8% to NAV.
•Distributed $20.0 million and $22.2 million to common stockholders and limited partners, respectively.

Our Investments

Our portfolio of investments consists of ownership interests or structured investment interests in 34 multifamily apartment communities in 12 states with approximately 9,800 units, including approximately 1,300 units in four multifamily apartment communities in which we have a structured investment interest and approximately 500 units in two multifamily apartment communities under construction. In addition, we have an ownership interest in four land sites planned for development.

Information regarding our investments as of December 31, 2022 is as follows:

Stabilized Properties ($ in thousands, except net effective rents)

Property Name	Market	Number of Units	Average Unit Size (Sq Ft)	Purchase Date	Purchase Price		Mortgage Debt Outstanding (1)	Net Effective Rent	Physical Occupancy Rate	Percentage Owned by CROP
Alpha Mill	Charlotte, NC	267	830	May 2021	$69,500		$39,044	$1,657	97.00%	28.29%
Cason Estates	Murfreesboro, TN	262	1,078	May 2021	51,400		33,594	1,449	95.04%	100.00%
Cottonwood Apartments	Salt Lake City, UT	264	834	May 2021	47,300		35,430	1,388	92.42%	100.00%
Cottonwood Bayview	St. Petersburg, FL	309	805	May 2021	95,900		46,209	2,490	93.85%	71.00%
Cottonwood Clermont	Clermont, FL	230	1,111	Sept 2022	85,000		35,411	2,082	86.52%	100.00%
Cottonwood Lighthouse Point	Pompano Beach, FL	243	996	June 2022	95,500		47,964	2,157	91.77%	100.00%
Cottonwood One Upland	Boston, MA	262	1,160	Mar 2020	103,600		32,400	2,728	96.18%	100.00%
Cottonwood Reserve	Charlotte, NC	352	1,021	May 2021	77,500		37,817	1,468	95.00%	91.14%
Cottonwood Ridgeview	Plano, TX	322	1,156	May 2021	72,930	(2)	65,300	1,804	96.58%	100.00%
Cottonwood West Palm	West Palm Beach, FL	245	1,122	May 2019	66,900		47,978	2,332	95.10%	100.00%
Cottonwood Westside	Atlanta, GA	197	860	May 2021	47,900		25,020	1,736	93.40%	100.00%
Enclave on Golden Triangle	Keller, TX	273	1,048	May 2021	51,600		48,400	1,681	97.44%	98.93%
Fox Point	Salt Lake City, UT	398	841	May 2021	79,400		46,000	1,431	92.71%	52.75%
Heights at Meridian	Durham, NC	339	997	May 2021	79,900		45,341	1,547	94.99%	100.00%
Melrose	Nashville, TN	220	951	May 2021	67,400		56,600	1,879	95.91%	100.00%
Melrose Phase II	Nashville, TN	139	675	May 2021	40,350		32,400	1,675	91.37%	79.82%
Parc Westborough	Boston, MA	249	1,008	May 2021	74,000		21,600	2,306	93.98%	100.00%
Park Avenue	Salt Lake City, UT	234	714	May 2021	67,031	(3)	37,000	1,899	94.44%	100.00%
Pavilions	Albuquerque, NM	240	1,162	May 2021	61,100		58,500	1,797	90.00%	96.35%
Raveneaux	Houston, TX	382	1,065	May 2021	57,500		47,400	1,370	95.03%	96.97%
Regatta	Houston, TX	490	862	May 2021	48,100		35,367	1,049	93.46%	100.00%
Retreat at Peachtree City	Peachtree City, GA	312	980	May 2021	72,500		48,719	1,675	95.19%	100.00%
Scott Mountain	Portland, OR	262	927	May 2021	70,700		48,373	1,661	87.79%	95.80%
Stonebriar of Frisco	Frisco, TX	306	963	May 2021	59,200		53,600	1,540	96.73%	84.19%
Sugarmont	Salt Lake City, UT	341	904	May 2021	139,473	(4)	105,000	2,236	91.20%	99.00% (5)
Summer Park	Buford, GA	358	1,064	May 2021	75,500		44,620	1,533	94.97%	98.68%
The Marq Highland Park (6)	Tampa, FL	239	999	May 2021	65,700		34,005	2,059	97.49%	100.00%
Toscana at Valley Ridge	Lewisville, TX	288	738	May 2021	47,700		30,700	1,279	98.26%	58.60%
Total / Weighted-Average		8,023	963		$1,970,584		$1,239,792	$1,742	94.17%	86.59%

(1) Mortgage debt outstanding is shown as if CROP owned 100% of the property.
(2) We acquired 90.45% of Cottonwood Ridgeview with the CRII Merger at a value of $70.0 million. The remaining 9.55% was acquired through the issuance of CROP Units valued at $2.9 million on the close date in September 2022.

(3) We acquired a partial interest in the Park Avenue development joint venture with the CRII Merger at a value of $42.3 million and acquired the remaining ownership interest in the Park Avenue development joint venture with the merger with Cottonwood Multifamily Opportunity Fund, Inc. and its operating partnership (the “CMOF Merger”). The $67.0 million above represents the total capitalized costs on the project placed in service through December 31, 2022.

(4) We acquired the Sugarmont development with the CRII Merger at a value of $112.5 million. The $139.5 million above represents the total capitalized costs on the project placed in service through December 31, 2022.

(5) The one percent interest not owned by us has limited rights, including the right to control on behalf of the joint venture the prosecution and resolution of all litigation, claims, or causes of action that the joint venture has or may have against certain third parties associated with the design and construction of Sugarmont, as well as the obligation to defend any cross claims resulting from these actions.

(6) Excludes the commercial data in units count and physical occupancy.

Development Properties ($ in thousands)

Property Name	Market	Units to be Built	Average Unit Size (Sq Ft)	Purchase Date	Completion Date	Total Project Investment	Construction Debt Outstanding (1)	Percentage Owned by CROP
Cottonwood Broadway	Salt Lake City, UT	254	817	May 2021	1Q2023	$71,703	$39,728	100.00%
Cottonwood Highland (2)	Salt Lake City, UT	250	757	May 2021	2Q2023	43,894	18,599	36.93% (2)
Total		504				$115,597	$58,327

(1) Construction debt outstanding is shown as if CROP owned 100% of the development property.
(2) Intended to qualify as a qualified opportunity zone investment. Excludes the commercial data in unit count. CROP’s percentage ownership is not proportionate to the total amount CROP invested in the project.

Structured Investments ($ in thousands)

Property Name	Market	Investment Type	Date of Initial Investment	Number of Units	Funding Commitment	Amount Funded to Date
Lector85	Ybor City, FL	Preferred Equity	August 2019	254	$9,900	$9,900
Astoria West (formerly Vernon)	Queens, NY	Preferred Equity	July 2020	534	15,000	15,000
801 Riverfront	West Sacramento, CA	Preferred Equity	November 2020	285	15,092	15,092
417 Callowhill	Philadelphia, PA	Preferred Equity	November 2022	220	$33,413	$8,746
Total				1,293	$73,405	$48,738

Land Held for Development ($ in thousands)

Property Name	Market	Acreage	Purchase Date	Total Investment Amount	Percentage Owned by CROP
Block C (now known as Westerly and Millcreek North)	Salt Lake City, UT	2.84 acres	May 2021	$37,838	78.99% (1)
Jasper (now known as The Archer)	Salt Lake City, UT	0.79 acres	June 2021	11,889	79.90% (2)
3300 Cottonwood	Salt Lake City, UT	1.76 acres	October 2021	7,521	100.00%
Galleria	Salt Lake City, UT	26.07 acres	September 2022	28,593	100.00%
Total				$85,841
(1) On June 28, 2022, Block C, the joint venture owning land for the development of Westerly and Millcreek North, was recapitalized. We provided additional capital contributions and obtained a majority interest, and subsequently increased our ownership interest again when we merged with CMOF on September 27, 2022. At the time of recapitalization, we admitted two affiliated entities as members in the joint venture (the “Affiliated Members”). The Affiliated Members are owned directly or indirectly by certain officers or directors, as well as certain employees of CROP and our advisor or its affiliates.

(2) On June 28, 2022, the Affiliated Members were admitted as members in the The Archer joint venture and provided a capital contribution.

Results of Operations

Our results of operations for the years ended December 31, 2022 and 2021 are as follows ($ in thousands, except share and per share data):

	Year Ended December 31,
	2022	2021	Change
Revenues
Rental and other property revenues	$123,627	$73,129	$50,498
Property management revenues	11,131	8,597	2,534
Other revenues	3,544	1,455	2,089
Total revenues	138,302	83,181	55,121
Operating expenses
Property operations expense	44,846	27,759	17,087
Property management expense	17,839	11,302	6,537
Asset management fee	17,786	8,052	9,734
Performance participation allocation	20,320	51,761	(31,441)
Depreciation and amortization	54,595	63,397	(8,802)
General and administrative expenses	11,876	10,211	1,665
Total operating expenses	167,262	172,482	(5,220)
Loss from operations	(28,960)	(89,301)	60,341
Equity in earnings (losses) of unconsolidated real estate entities	12,393	(533)	12,926
Interest income	92	207	(115)
Interest expense	(52,310)	(26,954)	(25,356)
Gain on sale of real estate assets	—	10,912	(10,912)
Gain on sale of unconsolidated real estate entities	8,129	—	8,129
Promote from incentive allocation agreement	30,702	—	30,702
Other income	3,883	2	3,881
Loss before income taxes	(26,071)	(105,667)	79,596
Income tax expense	(7,959)	(1,238)	(6,721)
Net loss	(34,030)	(106,905)	72,875
Net loss attributable to noncontrolling interests:
Limited partners	17,594	58,923	(41,329)
Partially owned entities	787	4,066	(3,279)
Net loss attributable to common stockholders	$(15,649)	$(43,916)	$28,267

Weighted-average common shares outstanding	29,274,236	17,603,981	11,670,255
Net loss per common share - basic and diluted	$(0.53)	$(2.49)	$1.96

Rental and Other Property Revenues, Property Operations Expense

Rental and other property revenues increased $50.5 million and property operations expense increased $17.1 million. Additional rental and property revenues of $41.4 million and additional property operations expense of $13.9 million are attributable to a full year of activity in 2022 from the properties acquired with the affiliate mergers completed in 2021 (the “2021 Mergers”) compared to less than eight months of activity in 2021. The acquisitions of Cottonwood Clermont, Cottonwood Lighthouse, and Cottonwood Ridgeview in 2022 also contributed $7.6 million of rental and property revenues and $2.9 million of additional operations expense. In general, we had higher rents and higher operating costs across our portfolio.

Property Management Revenues and Property Management Expenses

Property management revenues and property management expenses increased $2.5 million and $6.5 million, respectively. The increase was due to a full year of activity in 2022 from the property management business acquired with the mergers with Cottonwood Residential II, Inc. and CROP in May 2021 (collectively, the “CRII Merger”) compared to less than eight months of activity in 2021. This was offset by the loss in February 2022 of a portfolio of 12 properties which we managed for a third party. Our consolidated properties are managed by us. The property management income received from our consolidated properties is eliminated with the associated expense at those properties.

Asset Management Fee

Asset management fees increased $9.7 million due to the increase in assets acquired through the 2021 Mergers, the increase in other assets and capital raised, and overall increases in real estate values and NAV combined with a revised fee structure in 2021. Asset management fees prior to May 7, 2021 were 1.25% of gross book value. After May 7, 2021 the asset management fee was the lesser of 0.0625% gross asset value or 0.125% of net asset value each month (0.75% and 1.5% annually), with values updated monthly.

Performance Participation Allocation

The performance participation allocation expense was $20.3 million for the year ended December 31, 2022 compared to $51.8 million for the year ended December 31, 2021. The performance participation allocation, as defined in our operating partnership agreement, is based on the total return to unit holders each year and paid to an affiliate of our advisor. Total return is primarily driven by appreciation to NAV. The performance participation allocation expense was lower in 2022 compared to 2021 as the total return was higher in 2021 compared to 2022. The total return for 2021 was calculated for the period from May 7, 2021, the effective date of the amended and restated operating agreement of CROP, to December 31, 2021. Refer to Note 10 of the consolidated financial statements included herein for additional information about the performance participation allocation.

Depreciation and Amortization

Depreciation and amortization decreased $8.8 million primarily due to certain intangible assets from the CRII Merger being fully amortized in 2021. Amortization expense for these intangible assets in 2021 was $31.8 million. This was offset by an increase of $15.9 million of depreciation due to a full year of depreciation in 2022 on properties acquired with the CRII Merger compared to less than eight months of depreciation in 2021. The acquisition of Cottonwood Lighthouse, Cottonwood Clermont, and Cottonwood Ridgeview in 2022 also contributed depreciation and amortization of $7.1 million.

Equity in Earnings (Losses) of Unconsolidated Real Estate Entities

Equity in earnings of unconsolidated real estate entities increased $12.9 million due to a full year of earnings in 2022 from the underlying properties of the equity method investments acquired with the CRII Merger compared to less than eight months of earnings in 2021. This is combined with the absence in 2022 of amortization from intangible assets acquired with the CRII Merger and increased rents. We also had increases in income on our preferred equity investments and other investments.

Interest Expense

Interest expense increased $25.4 million. Debt acquired with the CRII Merger accounted for $19.4 million of the increase due to a full year of interest in 2022 compared to less than eight months of interest in 2021 combined with higher interest rates and increased leverage on certain properties acquired. Other larger increases include $2.4 million from the acquisition of Cottonwood Lighthouse, Cottonwood Clermont, and Cottonwood Ridgeview in 2022 and $6.3 million from additional Series 2019 preferred stock issued. These increases were offset by a $3.5 million reduction in interest from our Series 2016 preferred stock that was redeemed in April 2022 and $1.2 million fewer prepayment penalties incurred in 2022.

Gain on Sale of Real Estate Assets

The $10.9 million gain on sale of real estate assets in 2021 is primarily from the sale of a 43% interest in Alpha Mill.

Gain on Sale of Unconsolidated Real Estate Entities

The gain on sale of unconsolidated real estate entities of $8.1 million in 2022 is from the sale of additional interests in Alpha Mill and the sale of 3800 Main to a third party.

Promote from Incentive Allocation Agreement

In 2018, CROP sold a portfolio of 12 properties to an unrelated real estate firm. Under the sales arrangement, CROP entered into an incentive allocation agreement that entitled CROP to participate in distributions from the portfolio should returns exceed certain amounts. During the first quarter of 2022 the real estate firm sold the portfolio of properties. Our taxable REIT subsidiary realized a promote distribution of $30.7 million from the sale. We managed the portfolio on behalf of the real estate firm prior to the portfolio being sold.

Income Tax Expense

Income tax expense increased $6.7 million primarily due to the tax liability on the $30.7 million promote distribution combined with higher income at our taxable REIT subsidiary.

Other Income

Other income increased $3.9 million primarily due to gains from increases in the fair value of our interest rate caps.

Policies Regarding Operating Expenses

Our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income (the 2%/25% Limitation), unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. For the four consecutive quarters ended December 31, 2022, our total operating expenses exceeded the 2%/25% Limitation.

Based upon a review of unusual and non-recurring factors, including but not limited to the performance participation allocation expense and the costs of the CMOF Merger, our independent directors determined that the excess expenses were justified.
Liquidity and Capital Resources

Our principal demands for funds during the short and long-term are and will be for the acquisition of multifamily apartment communities and investments in multifamily real estate-related assets; operating expenses, including the management fee we pay to our advisor and the performance participation allocation; capital expenditures, including those on our development projects; general and administrative expenses; payments under debt obligations; repurchases of common and preferred stock; and payments of distributions to stockholders. We will obtain the capital required to purchase multifamily apartment communities and make investments in multifamily real estate-related assets and conduct our operations from the proceeds of the private offering of our Series 2023 preferred stock ( the “2023 Private Offering”), this offering, from our credit facilities, other secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of the properties, the rising interest rate environment, and the satisfaction of REIT dividend requirements.

As of December 31, 2022, we have $528.3 million of fixed rate debt and $575.5 million of variable rate debt, which includes $95.3 million of construction loans. We have interest rate cap hedging instruments on $318.7 million, or 55.4% of our variable rate debt. In addition, CROP has issued unsecured promissory notes in several private placement offerings, in an aggregate amount of $43.0 million as of December 31, 2022.

We have various credit facilities in place that provide us with additional liquidity. Our JP Morgan Revolving Credit Facility has a variable rate and is secured by Cottonwood One Upland and Parc Westborough. We may obtain advances secured against Cottonwood One Upland and Parc Westborough up to $125.0 million on the JP Morgan Revolving Credit Facility. We can draw upon or pay down the JP Morgan Revolving Credit Facility at our discretion, subject to loan-to-value requirements, debt service coverage ratios and other covenants and restrictions as set forth in the loan documents. As of December 31, 2022, we had advances of $54.0 million on the JP Morgan Revolving Credit Facility, with the amount we could borrow capped at $112.0 million primarily due to the rising interest rate environment. Additionally, we have three other facilities through Fannie Mae that may provide additional liquidity if necessary as long as we maintain certain loan-to-value ratios and other requirements as set forth in the loan documents.

We must redeem the Series 2019 preferred stock for cash at a redemption price per share equal to $10.00 plus any accrued and unpaid dividends, to the extent there are funds legally available, on December 31, 2023. This date may be extended by two one-year extension options. As of December 31, 2022, we had $127.0 million shares of our Series 2019 preferred stock outstanding. Our Series 2017 preferred stock was fully redeemed in the first quarter of 2022 immediately following the January 31, 2022 redemption date for $2.6 million. On April 18, 2022, we fully redeemed the Series 2016 preferred stock for $139.8 million.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to pay offering costs in connection with this offering and the 2023 Private Offering, as well as make certain payments to our advisor pursuant to the terms of our advisory management agreement.

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Material Cash Requirements

Our expected material cash requirements for the 12 months ended December 31, 2023 and thereafter are comprised of (i) contractually obligated expenditures; (ii) other required expenditures; and (iii) capital expenditures.

Contractually Obligated Expenditures

The following table summarizes our debt payments (excluding extension options), redeemable preferred stock (excluding extension options, deferred financing costs and offering costs), interest payment obligations (excluding debt premiums and discounts, unused fees and deferred financing costs), remaining commitments on our preferred equity investments, obligations under non-cancelable operating leases (excluding renewal options), and obligations under our advisory agreement (excluding renewal options) as of December 31, 2022 ($ in thousands):

	Twelve Months Ended December 31, 2023	Thereafter
Debt repayments (1)	$230,187	$916,531
Preferred stock redemptions (2)	127,065	—
Interest payments (3)	60,601	230,494
Preferred equity investments	24,666	—
Operating leases	142	—
Asset management fee (4)	6,552	—
	$449,213	$1,147,025

(1) Includes mortgages notes, unsecured promissory notes, revolving credit facilities, and construction loans. Of the amounts maturing in 2023, $20.7 million relates to our 2017 6% Unsecured Promissory Notes, which can be extended to December 31, 2024, $22.2 million relates to our 2019 6% Unsecured Promissory Notes, which can be extended to December 31, 2025, $54.0 million relates to our variable rate revolving credit facility, which can be extended to March 19, 2025, subject to the satisfaction of certain conditions, and $55.5 million relates to mortgage notes that were refinanced in February 2023.

(2) The Series 2019 preferred stock can be extended to December 31, 2025.
(3) Scheduled interest payments included in these amounts for variable rate loans are presented using rates (including the impact of interest rate swaps) as of December 31, 2022.
(4) Estimate based on the value of the portfolio as of December 31, 2022 with fees through May 7, 2023, the advisory agreement renewal date. In addition, as long as the advisory agreement is in effect, we are obligated to pay an affiliate of the advisor a Performance Participation Allocation should certain return hurdles be met. Refer to Note 10 of the consolidated financial statements. For the year ended December 31, 2022 the asset management fee was $17.8 million and the performance participation allocation was $20.3 million.

Refer to subsequent events below for information on refinances, redemptions, or exercised extension options after December 31, 2022.

Other Required Expenditures

We incur certain other required expenditures in the ordinary course of business, such as utilities, insurance, real estate taxes, third-party management fees, certain capital expenditures related to the maintenance of our properties, and corporate level expenses. Additionally, we carry comprehensive insurance to protect our properties against various losses. The amount of insurance expense that we incur depends on the assessed value of our properties, prevailing market rates, changes in risk. Furthermore, we incur real estate taxes in the various jurisdictions in which we operate. The amount of real estate taxes that we incur depends on changes in the assessed value of our properties and changes in tax rates assessed by certain jurisdictions.

In order to continue to qualify as a REIT for federal income tax purposes, we must meet several organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We intend to continue to satisfy this requirement and maintain our REIT status.

The following table shows distributions paid and cash flow provided by (used in) operating activities during the years ended December 31, 2022 and 2021 ($ in thousands):

	December 31,
	2022	2021
Distributions paid in cash - common stockholders	$20,032	$9,482
Distributions paid in cash to noncontrolling interests - limited partners	22,198	10,591
Distributions of DRP (reinvested)	2,219	141
Total distributions (1)	$44,449	$20,214

Source of distributions (2)
Paid from cash flows provided by operations	$23,365	$11,044
Paid from additional borrowings	9,231	5,000
Paid from offering proceeds	9,634	4,029
Offering proceeds from issuance of common stock pursuant to the DRP	2,219	141
Total sources	$44,449	$20,214

Net cash provided by operating activities (2)	$8,559	$5,424

(1) Distributions are paid on a monthly basis. In general, distributions for all record dates of a given month are paid on or about the fifth business day of the following month.
(2) The allocation of total sources is calculated on a quarterly basis. Generally, for purposes of determining the source of our distributions paid, we assume first that we use positive cash flow from operating activities from the relevant or prior quarter to fund distribution payments. As such, amounts reflected above as distributions paid from cash flows provided by operations may be from prior quarters which had positive cash flow from operations.

For the year ended December 31, 2022, distributions declared to common stockholders and limited partners were $20.8 million and $22.3 million, respectively. For the year ended December 31, 2022, we paid cash distributions to common stockholders of $20.0 million and limited partners of $22.2 million. For the year ended December 31, 2022, our net loss was $34.0 million. Cash flows provided by operating activities for the year ended December 31, 2022 was $8.6 million.

Capital Expenditures

We deployed $88.6 million during the year ended December 31, 2022 for capital expenditures, funded by debt, proceeds from our offerings and sale of assets, joint venture partners, and property operations and have $52.4 million of capital expenditures budgeted for 2023. The properties in which we deployed the most capital during the year ended December 31, 2022, which were all under development in 2022, are listed separately and the capital expenditures made on all other properties are aggregated in “All other properties” below ($ in thousands):

	2022		2023
Property Name	Total Capital Deployed	CCI/CROP Funded	Capital Budgeted	CCI/CROP Funded
Cottonwood Broadway	$13,493	$1,095	$5,850	$1,165
Sugarmont	5,869	5,869	700	700
Park Avenue	7,506	1,858	50	50
Cottonwood Highland	20,439	—	18,000	—
Galleria	28,593	28,593	1,500	1,500
All other properties	12,728	12,206	26,280	22,680
	$88,628	$49,621	$52,380	$26,095

Cash Flows

The net change in our cash and cash equivalents and restricted cash is summarized as follows ($ in thousands):

	For the Year Ended December 31,
	2022	2021
Net cash provided by operating activities	$8,559	$5,424
Net cash used in investing activities	(166,723)	(44,297)
Net cash provided by financing activities	208,298	79,630
Net increase in cash and cash equivalents and restricted cash	50,134	40,757

Cash flows provided by operating activities increased $3.1 million primarily due to a full year of income from the properties acquired with the 2021 Mergers in 2022 compared to less than eight months of activity in 2021, the acquisitions of Cottonwood Clermont, Cottonwood Lighthouse, and Cottonwood Ridgeview in 2022, and income generated from our preferred equity investments and other investments.

Cash flows used in investing activities increased $122.4 million primarily due to $149.6 million of cash used in acquisitions in 2022, $3.9 million of additional cash used in development activities, and $78.0 million of cash provided by investing activities in 2021 that did not occur in 2022, which included $51.9 million from the CRII Merger. These increases were offset by fewer investments in unconsolidated real estate entities of $14.6 million, $28.8 million received from sales of unconsolidated real estate investments, $38.8 million of distributions received from unconsolidated real estate investments as a return of capital, $13.0 million from the payoff of a debt-related real estate investment, and $15.6 million of cash used in investing activities in 2021 that did not occur in 2022.

Cash flows provided by financing activities increased $128.6 million due to an increase of $203.4 million in mortgage notes, credit facilities, and construction loans, net of repayments and issuance costs, an increase of $155.6 million in net proceeds from the issuance of common stock, $11.9 million received from noncontrolling interests, and fewer repurchases of unsecured promissory notes of $4.5 million. This was offset by fewer issuances of preferred stock of $57.0 million, an increase of $141.4 million in preferred stock redemptions, an increase of $23.4 million in common stock and OP unit redemptions, and an increase of $25.0 million in distributions.

Critical Accounting Estimates

A critical accounting estimate is one that is both important to our financial condition and results of operations and that involves some degree of uncertainty. The preceding discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable under the circumstances; however, actual results may differ from these estimates and assumptions.

We believe that the estimates and assumptions summarized below are most important to the portrayal of our financial condition and results of operations because they involve a significant level of estimation uncertainty and they have had, or are reasonably likely to have, a material impact on our financial condition or results of operations. For a discussion of all of our significant accounting policies, refer to Note 2 of the consolidated financial statements in this supplement.

Investments in Real Estate

In accordance with Accounting Standards Codification Topic 805, Business Combinations, we determine whether an acquisition qualifies as a business combination or as an asset acquisition. We account for business combinations by recognizing assets acquired and liabilities assumed at their fair values as of the acquisition date. We account for asset acquisitions by allocating the total cost to the individual assets acquired and liabilities assumed on a relative fair value basis. Acquired assets and liabilities include land, building, furniture, fixtures and equipment, identified intangible assets, and debt.

We may use significant subjective inputs in determining fair values. The methods we use are similar to those used by independent appraisers, and include using replacement cost estimates less depreciation, discounted cash flows, market comparisons, and direct capitalization of net operating income. The fair value of debt is a present value application which discounts the difference between the remaining contractual and market debt service payments at an equity discount rate. The equity discount rate is an estimated levered return and is calculated using the loan to value, unlevered property discount rate, and a market rate.

Subsequent Events

The following events occurred subsequent to December 31, 2022:

Cottonwood Lighthouse Point Tenant In Common Sale

On February 14, 2023 we sold tenant in common interests in Cottonwood Lighthouse Point for $13.6 million, reducing our ownership from 100% to 86.8%. As a result of this transaction, Cottonwood Lighthouse Point will be deconsolidated on February 14, 2023 and our remaining ownership interest in this property will be recorded as an investment in unconsolidated real estate.

Financing Activity

On February 28, 2023, we refinanced seven properties through individual, uncrossed loans with one lender for $326.0 million, receiving net proceeds of $58.0 million. The loans have a weighted average term of 6.8 years with a weighted average fixed rate of 5.08%. Two of the properties are unconsolidated.

On March 17, 2023, we exercised one of our two extension options on the JP Morgan Revolving Credit Facility and extended the maturity date of the credit facility to March 19, 2024.

On March 22, 2023, we entered a loan modification agreement with respect to the mortgage loan on Sugarmont to reduce the loan to $91.2 million and convert the interest rate from a floating rate to a fixed rate of 5.9%.

Performance Participation Allocation Payment

On March 2, 2023, we paid the $20.3 million owed to an affiliate of our advisor for the 2022 performance participation allocation.

Status of the 2023 Private Offering
As of March 21, 2023, we sold 2,761,203 shares of Series 2023 preferred stock for aggregate gross offering proceeds of $27.6 million. In connection with the sale of these shares in the 2023 Private Offering, we paid aggregate selling commissions of $1.6 million and placement fees of $0.8 million.

Status of This Offering

We sold the following through our Follow-on Offering after December 31, 2022 ($ in thousands):

	Class
	T	D	I	A	Total
Shares issued through Primary Offering	312,220	101,083	257,426	—	670,729
Shares issued through DRP Offering	7,428	171	6,210	21,751	35,560
Gross Proceeds	$6,326	$2,014	$5,069	$—	$13,409

Distributions Declared - Common Stock

The following monthly distributions have record dates after December 31, 2022:

Stockholder Record Date	Monthly Rate	Annually
January 31, 2023	$0.06083333	$0.73
February 28, 2023	$0.06083333	$0.73
March 31, 2023	$0.06083333	$0.73

Grant of LTIP Unit Awards

On January 6, 2023, we issued LTIP Units from the Operating Partnership to our executive officers and certain employees as approved by our compensation committee. The compensation committee approved awards of time-based LTIP Units in an aggregate amount of $1,556,557. Each award will vest approximately one-quarter of the awarded amount on January 1, 2024, 2025, 2026 and 2027.

The compensation committee also approved awards of performance-based LTIP Units to our executive officers and certain of our employees in an aggregate target amount of $2,890,745. The actual amount of each performance-based LTIP Unit award will be determined at the conclusion of a three-year performance period and will depend on the internal rate of return as defined in the award agreement. The earned LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with the advisor or its affiliates. The number of units granted were valued by reference to our November 30, 2022 NAV per share as announced on December 16, 2022 of $19.9945.

Equity Incentive Plan

On January 6, 2023, we issued an aggregate grant of 15,723 restricted stock units with a four-year vesting schedule. Of this amount, 11,722 were issued pursuant to the Cottonwood Communities, Inc. 2022 Equity Incentive Plan.

Funds from Operations

We believe funds from operations, or FFO, is a beneficial indicator of the performance of an equity REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), gains and losses from change in control, impairment losses on real estate assets, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for our share of unconsolidated partnerships and joint ventures.

We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

We adjust FFO by the items below to arrive at Core FFO. Our management uses Core FFO as a measure of our operating performance. The performance participation allocation is excluded from Core FFO as the performance participation allocation is largely driven by appreciation of our net asset value which relies on factors outside of recurring operations, including capital allocation, strategic investment decisions and market factors independent of our ongoing operations. We believe excluding the performance participation allocation provides management and our stockholders a better understanding of the ongoing operating performance of our investments. Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We believe these measures are useful to investors because they facilitate an understanding of our operating performance after adjusting for non-cash expenses and other items not indicative of ongoing operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

The following table presents a reconciliation of FFO and Core FFO to net loss attributable to CROP ($ in thousands, except share and per share data):

	Year Ended December 31,
	2022	2021
Net loss attributable to common stockholders	$(15,649)	$(43,916)
Adjustments to arrive at FFO:
Real estate related depreciation and amortization	51,265	61,254
Depreciation and amortization from unconsolidated real estate entities	7,768	11,973
Gain on sale of real estate assets	—	(10,912)
Gain on sale of investments in unconsolidated real estate entities	(8,129)	—
Loss allocated to noncontrolling interests - limited partners	(17,594)	(58,923)
Amount attributable to above from noncontrolling interests - partially owned entities	(888)	(5,858)
Funds from operations attributable to common stockholders and unit holders	16,773	(46,382)
Adjustments:
Amortization of intangible assets	3,330	2,143
Accretion of discount on preferred stock	5,406	2,350
Accretion of below market leases	(555)	(834)
Performance participation allocation	20,320	51,761
Share based compensation (1)	3,774	1,570
Promote from incentive allocation agreement (tax effected)	(23,334)	—
Gains on derivatives	(4,048)	—
Acquisition fees and expenses (2)	1,824	3,826
Legal costs and settlements, net (1)	(7)	839
Other adjustments	(466)	(517)
Amount attributable to above from noncontrolling interests	(1,290)	1,133
Core funds from operations attributable to common stockholders and unit holders	$21,727	$15,889

FFO per common share and unit - basic and diluted	$0.28	$(1.22)
Core FFO per common share and unit - basic and diluted	$0.36	$0.42
Weighted-average diluted common shares and units outstanding	60,705,718	38,076,120

(1) Core FFO was adjusted for these items beginning in 2022. Core FFO for 2021 was also adjusted by these items for comparability.
(2) Acquisition fees and expenses include costs associated with the CMOF Merger and the 2021 Mergers.

Experts

The consolidated financial statements of Cottonwood Communities, Inc. as of December 31, 2022 and 2021, and for each of the years in the two-year period ended December 31, 2022, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Cottonwood Communities, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cottonwood Communities, Inc. and subsidiaries (the Company) as of December 31, 2022 and December 31, 2021, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/KPMG LLP

We have served as the Company’s auditor since 2016.

Denver, Colorado
March 24, 2023

Cottonwood Communities, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,
	2022	2021
Assets
Real estate assets, net	$1,697,607	$1,408,483
Investments in unconsolidated real estate entities	133,207	190,733
Investments in real-estate related loans	—	13,035
Cash and cash equivalents	63,173	27,169
Restricted cash	32,351	18,221
Other assets	29,299	29,249
Total assets	$1,955,637	$1,686,890
Liabilities, Equity, and Noncontrolling Interests
Liabilities
Mortgage notes and revolving credit facility, net	$1,000,137	$642,107
Construction loans, net	95,327	116,656
Preferred stock, net	121,390	245,268
Unsecured promissory notes, net	42,953	43,543
Performance participation allocation due to affiliate	20,320	51,761
Accounts payable, accrued expenses and other liabilities	65,611	46,886
Total liabilities	1,345,738	1,146,221
Commitments and contingencies (Note 12)
Equity and noncontrolling interests
Stockholders’ equity
Common stock, Class T shares, $0.01 par value, 275,000,000 shares authorized; 4,815,122 shares issued and outstanding at December 31, 2022. No Class T shares were outstanding at December 31, 2021.	48	—
Common stock, Class D shares, $0.01 par value, 275,000,000 shares authorized; 64,673 shares issued and outstanding at December 31, 2022. No Class D shares were outstanding at December 31, 2021.	1	—
Common stock, Class I shares, $0.01 par value, 275,000,000 shares authorized; 3,861,049 and 151,286 shares issued and outstanding at December 31, 2022 and 2021, respectively.	39	2
Common stock, Class A shares, $0.01 par value, 125,000,000 shares authorized; 26,604,864 and 23,445,174 shares issued and outstanding at December 31, 2022 and 2021, respectively.	266	234
Common stock, Class TX shares, $0.01 par value, 50,000,000 shares authorized; zero and 17,520 shares issued and outstanding at December 31, 2022 and 2021, respectively.	—	—
Additional paid-in capital	427,997	252,035
Accumulated distributions	(38,049)	(17,273)
Accumulated deficit	(71,513)	(55,864)
Total stockholders’ equity	318,789	179,134
Noncontrolling interests
Limited partners	258,679	291,258
Partially owned entities	32,431	70,277
Total noncontrolling interests	291,110	361,535
Total equity and noncontrolling interests	609,899	540,669
Total liabilities, equity and noncontrolling interests	$1,955,637	$1,686,890

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)
	Year Ended December 31,
	2022	2021
Revenues
Rental and other property revenues	$123,627	$73,129
Property management revenues	11,131	8,597
Other revenues	3,544	1,455
Total revenues	138,302	83,181
Operating expenses
Property operations expense	44,846	27,759
Property management expense	17,839	11,302
Asset management fee	17,786	8,052
Performance participation allocation	20,320	51,761
Depreciation and amortization	54,595	63,397
General and administrative expenses	11,876	10,211
Total operating expenses	167,262	172,482
Loss from operations	(28,960)	(89,301)
Equity in earnings (losses) of unconsolidated real estate entities	12,393	(533)
Interest income	92	207
Interest expense	(52,310)	(26,954)
Gain on sale of real estate assets	—	10,912
Gain on sale of unconsolidated real estate entities	8,129	—
Promote from incentive allocation agreement	30,702	—
Other income	3,883	2
Loss before income taxes	(26,071)	(105,667)
Income tax expense	(7,959)	(1,238)
Net loss	(34,030)	(106,905)
Net loss attributable to noncontrolling interests:
Limited partners	17,594	58,923
Partially owned entities	787	4,066
Net loss attributable to common stockholders	$(15,649)	$(43,916)

Weighted-average common shares outstanding	29,274,236	17,603,981
Net loss per common share - basic and diluted	$(0.53)	$(2.49)

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Consolidated Statements of Stockholders’ Equity
(in thousands, except share data)

	Cottonwood Communities, Inc. Stockholders’ Equity									Noncontrolling interests
	Par Value					Additional Paid-In Capital	Accumulated Distributions	Accumulated Deficit	Total Stockholders’ Equity	Limited Partners	Partially Owned Entities	Total Equity and Noncontrolling Interests
	Common Stock Class T	Common Stock Class D	Common Stock Class I	Common Stock Class A	Common Stock Class TX
Balance at December 31, 2020	$—	$—	$—	$122	$—	$121,677	$(7,768)	$(11,948)	$102,083	$—	$—	$102,083
Issuance of common stock	—	—	2	—	—	2,532	—	—	2,534	—	—	2,534
Offering costs	—	—	—	—	—	(1,705)	—	—	(1,705)	—	—	(1,705)
Distribution reinvestment	—	—	—	—	—	141	—	—	141	—	—	141
Common stock/OP Units repurchased	—	—	—	(2)	—	(2,624)	—	—	(2,626)	(2,386)	—	(5,012)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	869	869
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	—	—	(1,271)	(280)	(1,551)
CRII Merger	—	—	—	4	—	4,654	—	—	4,658	363,278	218,380	586,316
CMRI Merger	—	—	—	58	—	70,036	—	—	70,094	—	(79,447)	(9,353)
CMRII Merger	—	—	—	52	—	57,324	—	—	57,376	—	(63,752)	(6,376)
Other	—	—	—	—	—	—	—	—	—	1,570	—	1,570
Distributions to investors	—	—	—	—	—	—	(9,505)	—	(9,505)	(11,010)	(1,427)	(21,942)
Net loss	—	—	—	—	—	—	—	(43,916)	(43,916)	(58,923)	(4,066)	(106,905)
Balance at December 31, 2021	—	—	2	234	—	252,035	(17,273)	(55,864)	179,134	291,258	70,277	540,669
Issuance of common stock	48	1	36	—	—	168,392	—	—	168,477	—	—	168,477
Offering costs	—	—	—	—	—	(14,376)	—	—	(14,376)	—	—	(14,376)
Distribution reinvestment	—	—	—	1	—	2,363	—	—	2,364	—	—	2,364
Exchanges and transfers	—	—	3	—	—	5,816	—	—	5,819	(5,818)	—	1
OP Units issued for real estate interests	—	—	—	—	—	—	—	—	—	2,930	—	2,930
CMOF Merger	—	—	—	43	—	39,393	—	—	39,436	8,273	(49,178)	(1,469)
Common stock/OP Units repurchased	—	—	(2)	(12)	—	(26,883)	—	—	(26,897)	(1,482)	—	(28,379)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	(210)	16,491	16,281
Other	—	—	—	—	—	1,257	—	—	1,257	3,670	—	4,927
Distributions to investors	—	—	—	—	—	—	(20,776)	—	(20,776)	(22,348)	(4,372)	(47,496)
Net loss	—	—	—	—	—	—	—	(15,649)	(15,649)	(17,594)	(787)	(34,030)
Balance at December 31, 2022	$48	$1	$39	$266	$—	$427,997	$(38,049)	$(71,513)	$318,789	$258,679	$32,431	$609,899

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(34,030)	$(106,905)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	54,595	63,397
Gain on sale of real estate assets	—	(10,912)
Gain on sale of investments in unconsolidated real estate entities	(8,129)	—
Share-based compensation	3,670	1,570
Other operating	7,104	1,932
Equity in earnings (losses) of unconsolidated real estate entities	(12,393)	533
Distributions from unconsolidated real estate entities - return on capital	14,678	5,429
Changes in operating assets and liabilities:
Other assets	(727)	(862)
Performance participation allocation	20,320	51,761
Performance participation allocation payment	(51,761)	—
Accounts payable, accrued expenses and other liabilities	15,232	(519)
Net cash provided by operating activities	8,559	5,424
Cash flows from investing activities:
Acquisitions of real estate, net of cash acquired	(148,216)	—
Settlement of related party notes and liabilities assumed with the CMOF Merger	(1,469)	—
Cash, cash equivalents and restricted cash acquired in connection with the CRII Merger	—	51,943
Capital expenditures and development activities	(88,628)	(84,692)
Proceeds from sale of real estate assets	—	16,812
Investments in unconsolidated real estate entities	(8,943)	(23,545)
Proceeds from sale of investments in unconsolidated real estate entities	28,764	—
Distributions from unconsolidated real estate entities - return of capital	38,769	—
Contributions to investments in real-estate related loans	—	(14,173)
Proceeds from settlement of investments in real-estate related loans	13,000	9,332
Other investing activities	—	26
Net cash used in investing activities	(166,723)	(44,297)

Cottonwood Communities, Inc.
Consolidated Statements of Cash Flows (continued)
(in thousands)

	For the Year Ended December 31,
	2022	2021
Cash flows from financing activities:
Principal payments on mortgage notes	(1,702)	(642)
Borrowings from revolving credit facility	175,000	8,500
Repayments on revolving credit facility	(141,000)	(24,000)
Borrowings under mortgage notes and term loans	469,976	5,310
Repayments of mortgage notes and term loans	(231,177)	—
Deferred financing costs on mortgage notes and term loans	(5,071)	(385)
Borrowings from construction loans	38,331	52,542
Repayments of construction loans	(59,660)	—
Proceeds from issuance of Series 2019 Preferred Stock	15,472	78,593
Redemption of preferred stock	(142,830)	(1,421)
Offering costs paid on issuance of preferred stock	(1,899)	(8,065)
Repurchase of unsecured promissory notes	(561)	(5,092)
Proceeds from issuance of common stock	170,841	2,534
Repurchase of common stock/OP Units	(28,379)	(5,012)
Offering costs paid on issuance of common stock	(14,376)	(1,705)
Contributions from noncontrolling interests	11,935	—
Distributions to common stockholders	(20,032)	(9,482)
Distributions to noncontrolling interests - limited partners	(22,198)	(10,591)
Distributions to noncontrolling interests - partially owned entities	(4,372)	(1,454)
Net cash provided by financing activities	208,298	79,630
Net increase in cash and cash equivalents and restricted cash	50,134	40,757
Cash and cash equivalents and restricted cash, beginning of period	45,390	4,633
Cash and cash equivalents and restricted cash, end of period	$95,524	$45,390

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$63,173	$27,169
Restricted cash	32,351	18,221
Total cash and cash equivalents and restricted cash	$95,524	$45,390

Cottonwood Communities, Inc.
Consolidated Statements of Cash Flows (continued)
(in thousands)

	For the Year Ended December 31,
	2022	2021
Supplemental disclosure of cash flow information:
Cash paid for interest	$45,183	$24,659
Income taxes paid	$1,314	$1,068

Supplemental disclosure of non-cash investing and financing activities:
CMOF Merger
CMOF related party notes assumed	$1,327	$—
Net other liabilities assumed	$142	$—
Cottonwood Ridgeview Acquisition
Real estate assets, net of cash acquired	$62,636	$—
Mortgage note	$58,192	$—
Other assets and liabilities assumed, net	$642	$—
Value of OP Units issued for real estate assets	$2,930	$—
Cottonwood Clermont Acquisition
Assumption of mortgage note	$35,521	$—
CRII Merger
Fair value of assets acquired and liabilities assumed with the CRII Merger:
Real estate assets	$—	$1,291,030
Investments in unconsolidated real estate entities	$—	$120,775
Intangibles	$—	$32,122
Debt	$—	$734,852
Preferred stock	$—	$143,979
Other assets acquired	$—	$62,147
Other liabilities assumed	$—	$40,926
Fair value of equity issued to CRII Shareholders in the CRII Merger	$—	$4,658
Fair value of noncontrolling interests from the CRII Merger	$—	$581,659
CMRI Merger
Settlement of promote upon closing of the CMRI Merger	$—	$5,585
Settlement of CMRI promissory notes and interest with CROP	$—	$1,545
Net liabilities assumed with the CMRI Merger	$—	$2,223
CMRII Merger
Settlement of promote upon closing of the CMRII Merger	$—	$2,424
Settlement of CMRII promissory notes and interest with CROP	$—	$2,475
Net liabilities assumed with the CMRII Merger	$—	$1,477

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Notes to Consolidated Financial Statements
1.    Organization and Business

Cottonwood Communities, Inc. (the “Company,” “we,” “us,” or “our”) invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, LLC (“CC Advisors III”), a wholly owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We own all of our assets through our operating partnership. Our operating partnership was Cottonwood Communities O.P., LP (“CCOP”) prior to the CRII Merger (defined below) and is Cottonwood Residential O.P., LP (“CROP” or the “Operating Partnership”) after the CRII Merger. We are the sole member of the sole general partner of the Operating Partnership and own general partner interests in the Operating Partnership alongside third party limited partners.

Cottonwood Communities, Inc. is a non-traded, perpetual-life, net asset value (“NAV”), real estate investment trust (“REIT”). We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

We conducted our initial public offering of common stock (the “Initial Offering”) from August 13, 2018 to December 22, 2020, for which we received gross proceeds of $122.0 million. The Initial Offering ended December 2020 as we pursued the 2021 Mergers described below. On November 4, 2021, after the 2021 Mergers were completed, we registered with the SEC an offering of up to $1.0 billion of shares of common stock (the “Follow-on Offering”), consisting of up to $900.0 million in shares of common stock offered in a primary offering (the “Primary Offering”) and $100.0 million in shares under our distribution reinvestment plan (the “DRP Offering”). As of December 31, 2022, we have raised gross proceeds of $173.5 million from the Follow-on Offering, including $2.5 million proceeds from the DRP Offering.

On November 8, 2019, we commenced a private placement offering exempt from registration under the Securities Act pursuant to which we offered a maximum of $128.0 million in shares of Series 2019 Preferred Stock to accredited investors at a purchase price of $10.00 per share (the “2019 Private Offering”). The Private Offering was fully subscribed in March 2022, having received gross proceeds of $127.0 million.

On December 13, 2022, we commenced a second private placement offering exempt from registration under the Securities Act pursuant to which we are offering a maximum of $100.0 million in shares of our Series 2023 Preferred Stock to accredited investors at a purchase price of $10.00 per share (the "2023 Private Offering" and together with the 2019 Private Offering, the “Private Offerings”).

We own and operate a diverse portfolio of investments in multifamily apartment communities located in targeted markets throughout the United States. As of December 31, 2022, our portfolio consists of ownership interests or structured investment interests in 34 multifamily apartment communities in 12 states with 9,820 units, including 1,293 units in four multifamily apartment communities in which we have a structured investment interest and another 504 units in two multifamily apartment communities under construction. In addition, we have an ownership interest in four land sites planned for development.

Cottonwood Multifamily Opportunity Fund, Inc. Merger

On July 8, 2022, we entered into an agreement and plan of merger with Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”) and its operating partnership (the “CMOF OP”) to merge CMOF with and into our wholly owned subsidiary and the CMOF OP with and into CROP through the exchange of stock-for-stock and units-for-units (the “CMOF Merger”). The CMOF Merger closed on September 27, 2022.

CMOF stockholders received 0.8669 shares of our Class A common stock in exchange for each share of their CMOF common stock. We issued 4,335,367 shares of Class A common stock in connection with the CMOF Merger, at an aggregate value of $89.7 million on the close date.

In connection with the merger of the CMOF OP with and into CROP, the CMOF OP partnership units outstanding held by third parties were converted into CROP common units at the same ratio as the common stock.

CROP was a joint venture partner with CMOF in all three of CMOF’s investments: Park Avenue (development project), Cottonwood on Broadway (development project) and Block C, a joint venture owning land held for development in two projects called Westerly and Millcreek North. Following the CMOF Merger, we acquired CMOF’s interest in these joint ventures, increasing our percentage ownership interest in the joint ventures as follows: Park Avenue, 100.0%, Cottonwood on Broadway, 100.0% and Block C, 79.0%. The remaining interests in the Block C joint venture are held either directly or indirectly by certain officers or directors, as well as certain employees of CROP and our advisor or its affiliates as discussed in Note 10. The three development projects we acquired additional interests in as a result of the CMOF Merger were already consolidated by us.

The 2021 Mergers

On January 26, 2021, we entered into stock-for-stock and unit-for unit merger agreements with three affiliated REITs and their operating partnerships. The merger with Cottonwood Residential II, Inc. (“CRII”) and its operating partnership, CROP, (the “CRII Merger”) closed on May 7, 2021. The merger with Cottonwood Multifamily REIT I, Inc. (“CMRI”) and its operating partnership (the “CMRI Merger”) closed on July 15, 2021. The merger with Cottonwood Multifamily REIT II, Inc. (“CMRII”) and its operating partnership (the “CMRII Merger”) also closed on July 15, 2021. We refer to the CRII Merger, the CMRI Merger and the CMRII Merger as the “2021 Mergers.”

CRII stockholders received (i) 2.015 shares of our Class A common stock in exchange for their shares of common stock, (ii) one share of our Series 2016 Preferred Stock in exchange for their CRII Series 2016 Preferred Stock, and (iii) one share of our Series 2017 Preferred Stock in exchange for their CRII Series 2017 Preferred Stock.

CROP, the Operating Partnership of CRII, replaced CCOP as our operating partnership. The participating partnership units of CROP, which excluded preferred units, were split by a ratio of 2.015 (“CROP Unit Split”). Issued and outstanding partnership units of CCOP, which included Series 2019 Preferred Units, LTIP units, Special LTIP units, general partner units and common limited partnership units converted into corresponding units at CROP, the terms of which were identical to the converted CCOP partnership unit.

After giving effect of the CROP Unit Split, each preferred unit, general partner unit, common limited partnership unit, and LTIP unit of CROP remained issued and outstanding.

CMRI stockholders received 1.175 shares of our Class A common stock in exchange for their CMRI common stock. CMRII’s stockholders received 1.072 shares of our Class A common stock in exchange for their CMRII common stock. In connection with the mergers of the operating partnerships of each of CMRI and CMRII with and into CROP, the partnership units outstanding, which were split to equal the amount of the common stock outstanding and were converted into CROP common units at the same ratio as the common stock. Each asset held by CMRI and CMRII was owned through joint ventures with CROP. As a result of the consummation of the CMRI Merger and the CMRII Merger, our ownership interest in the properties held through joint ventures with CMRI and CMRII increased to 100% on July 15, 2021.

Through the 2021 Mergers we acquired interests in 22 stabilized multifamily apartment communities, four multifamily development projects, one structured investment, and land held for development. We also acquired CRII’s property management business and its employees, an advisory contract with CMOF, and personnel who performed certain administrative and other services for us on behalf of CC Advisors III.

CC Advisors III continues to manage our business as our external advisor pursuant to an amended and restated advisory agreement. With the exception of our Chief Legal Officer, Chief Operating Officer, Chief Accounting Officer and Chief Development Officer, we do not employ our executive officers.

Much of our structure and agreements have changed materially as a result of the 2021 Mergers. Accordingly, information presented in these consolidated financial statements may not be directly comparable to prior periods.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and subsidiaries under its control. The Operating Partnership and its subsidiaries are consolidated as they are controlled by CCI. All intercompany balances and transactions have been eliminated in consolidation.
Some of our partially owned and unconsolidated properties are owned through a tenant in common (“TIC interest”) structure. TIC interests constitute separate and undivided interests in real property. TIC interests in properties for which we exercise significant influence are accounted for using the equity method of accounting until we have acquired a 100% interest in the property.
Number of units and certain other measures used to describe real estate assets included in the notes to the consolidated financial statements are presented on an unaudited basis.
Certain amounts in the prior year consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the current year presentation. Such reclassifications did not impact previously reported net loss or accumulated deficit or change net cash provided by or used in operating, investing or financing activities.
Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Variable Interest Entities

We invest in entities that qualify as variable interest entities (“VIEs”). All VIEs for which we are the primary beneficiary are consolidated. VIEs for which we are not the primary beneficiary are accounted for under the equity method. A VIE is a legal entity in which the equity investors at risk lack sufficient equity to finance the entity’s activities without additional subordinated financial support or, as a group, the equity investors at risk lack the power to direct the entity’s activities and the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

CROP is a VIE as the limited partners lack substantive kick-out rights and substantive participating rights. We are the primary beneficiary of CROP as we have the power to direct the activities that most significantly impact economic performance and the rights to receive economic benefits. Substantially all of our assets and liabilities are held in CROP.

In cases where we become the primarily beneficiary of a VIE, we recognized a gain or loss for the difference between the sum of (1) the fair value of any consideration paid, the fair value of the noncontrolling interest, and the reported amount of our equity method investment and (2) the net fair value of identifiable assets and liabilities of the VIE.

Investments in Real Estate

In accordance with Accounting Standards Codification Topic 805, Business Combinations, we determine whether an acquisition qualifies as a business combination or as an asset acquisition.

We account for business combinations by recognizing assets acquired and liabilities assumed at their fair values as of the acquisition date and expensing transaction costs. Differences between the transaction price and the fair value of identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, are accounted for as goodwill, or conversely, as a gain on bargain purchase. Transaction costs are included within general and administrative expenses on our consolidated statements of operations as incurred. The CRII Merger was accounted for as a business combination.

We account for asset acquisitions by allocating the total cost to the individual assets acquired and liabilities assumed on a relative fair value basis. Real estate assets and liabilities include land, building, furniture, fixtures and equipment, other personal property, in-place lease intangibles and debt. Asset acquisition accounting is also used when we acquire a controlling interest through the acquisition of additional interests in partially owned real estate.

Fair values are determined using methods similar to those used by independent appraisers, and include using replacement cost estimates less depreciation, discounted cash flows, market comparisons, and direct capitalization of net operating income. The fair value of debt assumed is determined using a discounted cash flow analysis based on remaining loan terms and principal.  Discount rates are based on management’s estimates of current market interest rates for instruments with similar characteristics, and consider remaining loan term and loan-to-value ratio. The fair value of debt is a present value application which discounts the difference between the remaining contractual and market debt service payments at an equity discount rate. The equity discount rate is an estimated levered return and is calculated using the LTV, unlevered property discount rate, and a market rate.

Real Estate Assets, Net

We state real estate assets at cost, less accumulated depreciation and amortization. We capitalize costs related to the development, construction, improvement, and significant renovation of properties, which include capital replacements such as scheduled carpet replacement, new roofs, HVAC units, plumbing, concrete, masonry and other paving, pools and various exterior building improvements. We also capitalize salary costs directly attributable to significant renovation work.

We compute depreciation on a straight-line basis over the estimated useful lives of the related assets. Intangible lease assets are amortized to depreciation and amortization over the remaining lease term. The useful lives of our real estate assets are as follows (in years):

Land improvements	5 - 15
Buildings	30
Building improvements	5 - 15
Furniture, fixtures and equipment	5 - 15
Intangible lease assets	Over lease term

We expense ordinary maintenance and repairs to operations as incurred. We capitalize significant renovations and improvements that improve and/or extend the useful life of an asset and amortize over their estimated useful life, generally five to 15 years.

Impairment of Long-Lived Assets

Long-lived assets include real estate assets, acquired intangible assets, and investments in real-estate related loans. Intangible assets are amortized on a straight-line basis over their estimated useful lives. On an annual basis, we assess potential impairment indicators of long-lived assets. We also review for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Indicators that may cause an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results and significant market or economic trends. When we determine the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we determine recoverability by comparing the carrying amount of the asset to the net future undiscounted cash flows the asset is expected to generate. We recognize, if appropriate, an impairment equal to the amount by which the carrying amount exceeds the fair value of the asset. No impairment losses were recognized for the years ended December 31, 2022 and 2021 related to our long-lived assets.

Investments in Unconsolidated Real Estate Entities

Real estate investments where we have significant noncontrolling influence and VIEs where we are not the primary beneficiary are accounted for under the equity method.

Equity method investments in unconsolidated real estate entities are recorded at cost, adjusted for our share of net earnings or losses each period, and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the unconsolidated real estate entities. We follow the “look through” approach for classification of distributions from unconsolidated real estate entities in the consolidated statements of cash flows. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in unconsolidated real estate entities whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. No impairment losses were recognized for the years ended December 31, 2022 and 2021 related to our investments in unconsolidated real estate entities.

Cash and Cash Equivalents

We consider all cash on deposit, money market funds and short-term investments with original maturities of three months or less to be cash and cash equivalents. We maintain cash in demand deposit accounts at several major commercial banks where balances in individual accounts at times exceeds FDIC insured amounts. To reduce the risk associated with the failure of such financial institutions, we periodically evaluate the credit quality of the financial institutions in which we hold deposits. We have not experienced any losses in such accounts.

Restricted Cash

Restricted cash includes a construction bond, residents’ security deposits, cash in escrow for self-insurance retention, cash in escrow for acquisitions, escrow deposits held by title companies or by lenders for property taxes, insurance, debt service and replacement reserves, and utility deposits.

Other Assets

Other assets consist primarily of intangible assets acquired in connection with the CRII Merger, as well as receivables, interest rate caps, prepaid expenses, related party receivables and other assets.

Unsecured Promissory Notes

The 2017 6% Notes and the 2019 6% Notes are unsecured notes issued to investors outside of the United States. These unsecured promissory notes are described in Note 5. These instruments are similar in nature, have fixed interest rates and maturity dates, and are denominated in U.S. dollars.
Preferred Stock

Series 2016 Preferred Stock, Series 2017 Preferred Stock, Series 2019 Preferred Stock, and our recently designated Series 2023 Preferred Stock are described in Note 7. These instruments are similar in nature and are classified as liabilities on the consolidated balance sheet due to the mandatory redemption of these instruments on a fixed date for a fixed amount. Preferred stock distributions are recorded as interest expense.

Debt Financing Costs

Debt financing costs are presented as a direct deduction from the carrying amount of the associated debt liability, which includes mortgage notes, unsecured promissory notes, our revolving credit facility and preferred stock. Debt financing costs are amortized over the life of the related liability through interest expense.

Revenue Recognition

    We lease our multifamily residential units with rents generally due on a monthly basis. Terms are one year or less, renewable upon consent of both parties on an annual or monthly basis. Rental and other property revenues is recognized in accordance with Accounting Standards Codification (“ASC”) No. 842, Leases (“Topic 842”). Rental and other property revenues represented 89% of our total revenue for the year ended December 31, 2022.

Our non-lease related revenue consists of income earned from our property management, development, asset management and interest income from our investments in real-estate related loans. Property management and development revenue is derived primarily from our property management services, development and construction work, and internet services. Other revenues consists of interest revenue from our investments in real-estate related loans and asset management revenue from CMOF prior to the closing of the CMOF Merger on September 27, 2022.

Non-lease revenues are recognized in accordance with Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”), as subsequently amended. The guidance requires that revenue (outside of the scope of Topic 842) is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

Performance Participation Allocation

Under the terms of our operating partnership agreement, the Special Limited Partner, an affiliate of our advisor, is entitled to an allocation of CROP’s total return to its capital account. The receipt of the performance participation allocation is subject to the ongoing effectiveness of our advisory agreement. As the performance participation allocation is associated with the performance of a service by the advisor, it is expensed in our consolidated statements of operations. Refer to Note 10.

Income Taxes

We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, beginning with the year ending December 31, 2019. The Company, as a REIT, is not subject to federal income tax with respect to that portion of its income that meets certain criteria and is distributed annually to stockholders. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s taxable income, excluding net capital gains, to stockholders. We have adhered to, and intend to continue to adhere to, these requirements to maintain REIT status.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants relief under certain statutory provisions. As a qualified REIT, we are still subject to certain state and local taxes and may be subject to federal income and excise taxes on undistributed taxable income. In addition, taxable income from activities managed through our taxable REIT subsidiary (“TRS”) are subject to federal, state and local income taxes. Provision for such taxes has been included in income tax expense on our consolidated statements of operations.

CROP is generally not subject to federal and state income taxes. OP Unit holders, including CCI, are subject to tax on their respective allocable shares of CROP’s taxable income. However, there are certain states that require an entity level tax on CROP.

We determine deferred tax assets and liabilities applicable to the TRS based on differences between financial reporting and tax bases of existing assets and liabilities. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. We recognize interest and penalties relating to uncertain tax positions in income tax expense when incurred.

In 2022 we had $37.7 million of net Section 1231 gains allocated to our TRS, primarily from a promote received from an incentive allocation agreement. Refer to Note 9. We recorded deferred tax liabilities of $9.2 million related to these gains in 2022. They are deferred as these Section 1231 gains have been or will be contributed to a Qualified Opportunity Zone fund, which provides tax benefits for development programs located in designated areas. We expect that these deferred tax liabilities will be realized in 2026.

For the year ended December 31, 2022, we had an income tax provision of $8.0 million, of which $0.4 million was current and $7.6 million was deferred. For the year ended December 31, 2021, we had an income tax provision of $1.2 million of which $1.1 million was current and $0.1 million was deferred. As of December 31, 2022 and 2021, our net deferred tax liability was $9.7 million and $2.1 million, respectively, and is included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheet.

Noncontrolling Interests

The portion of ownership interests in consolidated entities not held by CCI are reported as noncontrolling interests. Equity and net income (loss) attributable to CCI and to noncontrolling interests are presented separately on the consolidated financial statements. Changes in noncontrolling ownership interests, as in the case of the CMRI Merger and CMRII Merger, are accounted for as equity transactions.
Noncontrolling interest – limited partners – These noncontrolling interests represent ownership interest in CROP (“CROP Unit”) not held by CCI, the general partner. Net income or loss is allocated to these limited partners of CROP based on their ownership percentage. Issuance of additional common stock by CCI or CROP Units to limited partners changes the ownership interests of both CCI and the limited partners of CROP.
Consistent with the one-for-one relationship between the CROP Units issued to CCI, limited partners are attributed a share of net income or loss in CROP based on their weighted-average ownership interest in CROP during the period.
Noncontrolling interest – partially owned entities – These noncontrolling interests represent ownership interests that are not held by us in consolidated entities. Net income (loss) is allocated to noncontrolling interests in partially owned entities based on ownership percentage in those entities.
Refer to Note 11 for more information on our noncontrolling interests.

Organization and Offering Costs

Organization and offering costs in the Follow-on Offering are paid by purchasers of the shares through an adjustment to the purchase price of the share or their distribution (depending on the class of share purchased) or by us. They are recorded as an offset to equity. As of December 31, 2022, we had incurred $16.1 million of organization and offering costs with the Follow-on Offering.

Organization and offering costs in the 2019 Private Offering were paid by us. Offering costs are deferred and amortized up to the redemption date through interest expense. We incurred $13.2 million of organization and offering costs related to the 2019 Private Offering, which was fully subscribed and terminated in March 2022. Organization and offering costs in the 2023 Private Offering are paid by us and will be deferred and amortized up to the redemption date through interest expense. We incurred $0.2 million of organization and offering costs related to the 2023 Private Offering as of December 31, 2022.

Recent Accounting Pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Required date of adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	This ASU requires entities to estimate a lifetime expected credit loss for most financial assets, including trade and other receivables and other long-term financings including available for sale and held-to-maturity debt securities, and loans. Subsequently, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which amends the scope of ASU 2016-13 and clarified that receivables arising from operating leases are not within the scope of the standard and should continue to be accounted for in accordance with the leases standard (Topic 842).	January 1, 2023	ASU 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income. The amendments in ASU 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. We have evaluated the impact of adopting the new standard and do not expect significant adjustments to the consolidated financial statements as a result of adoption of this standard.

3.    Real Estate Assets, Net

The following table summarizes the carrying amounts of our consolidated real estate assets ($ in thousands):

	December 31, 2022	December 31, 2021
Land	$267,876	$202,531
Building and improvements	1,348,019	1,074,126
Furniture, fixtures and equipment	54,067	37,463
Intangible assets	40,692	34,905
Construction in progress (1)	106,223	127,493
	1,816,877	1,476,518
Less: Accumulated depreciation and amortization	(119,270)	(68,035)
Real estate assets, net	$1,697,607	$1,408,483

(1) Includes construction in progress for our development projects and capitalized costs for improvements not yet placed in service at our stabilized properties.
CMOF Merger

The acquisition of an additional ownership interest of a consolidated entity is accounted for as an equity transaction. The three development projects we acquired additional interests in as a result of the CMOF Merger were already consolidated by us. Accordingly, CMOF’s noncontrolling interest in the three investments was reduced by its carrying amount, and the difference between the carrying amount and the consideration paid was recorded as an adjustment to our equity through additional paid-in capital as follows (in thousands, except share and per share data):

2022 Consideration	CMOF Merger
Common stock issued and outstanding	5,001,000
Exchange ratio	0.8669
CCI common stock issued as consideration	4,335,367
Per share value of CCI Common Stock	$20.7007
Fair value of CCI Common Stock issued	$89,745
Fair value of CROP Units issued	8,273
Settlement of CMOF related party notes and interest	1,327
Settlement of net other liabilities of CMOF	142
Total consideration	$99,487

2022 Change in equity	CMOF Merger
Carrying amount of noncontrolling interest	$49,178
Total consideration	99,487
Additional paid in capital adjustment	$(50,309)

Fair value of CCI Common Stock issued	$89,745
Additional paid in capital adjustment	(50,309)
Total change in equity	$39,436

Asset acquisitions

The following table summarizes the purchase price allocation of the real estate assets acquired or consolidated via asset acquisitions during the year ended December 31, 2022 (in thousands):

			Allocated Amounts
Property	Location	Date Consolidated	Building	Land	Furniture, Fixtures, and Equipment	Lease Intangibles	Debt Mark to Market	Total
Cottonwood Lighthouse Point	Pompano Beach, FL	6/22/22	$76,322	$13,647	$3,854	$1,783	$—	$95,606
Cottonwood Ridgeview	Plano, TX	9/19/22	54,337	9,275	3,383	1,603	1,504	70,102
Cottonwood Clermont	Clermont, FL	9/21/22	67,400	5,705	7,561	1,792	3,428	85,886
			$198,059	$28,627	$14,798	$5,178	$4,932	$251,594

The acquisition of Cottonwood Lighthouse Point was funded with debt of $48.0 million and available cash.

Cottonwood Ridgeview was consolidated when we issued 141,543 CROP Units to acquire the remaining 9.5% tenant-in-common interests in the property. The value of the CROP Units was $2.9 million on the close date based on the net asset value of CROP Units as of August 31, 2022. Cottonwood Ridgeview was previously accounted for as an equity method investment.

The acquisition of Cottonwood Clermont was funded through an assumed loan of $35.5 million and available cash, including Section 1031 exchange proceeds from the sale of 3800 Main.

In asset acquisitions, assets and liabilities are recorded at relative fair value. The weighted-average amortization period for the intangible lease assets acquired in connection with these acquisition was 0.5 years.

Galleria Land Purchase

On September 20, 2022, we acquired 26 acres of land for future development in Murray, Utah for $28.5 million.
Block C

On June 28, 2022, Block C, an early-stage development joint venture with CMOF, was recapitalized. Block C owns land for the development of two projects called Westerly and Millcreek North. Entities affiliated with us and our advisor contributed capital to the joint venture and were admitted as members. We contributed additional funds to obtain a controlling interest and consolidated the joint venture, which had previously been recorded as an equity method investment. On September 27, 2022, we acquired CMOF’s interest in Block C as a result of the CMOF Merger. The joint venture consists of cash, land held for development, and payables. Refer to Note 10 for further information on the Block C recapitalization.

Alpha Mill Transaction

On November 2, 2021, we sold TIC interests in Alpha Mill totaling 43% to certain unaffiliated third parties through a private offering for $34.8 million. Under the terms of the private offering, we have the option to re-acquire the TIC interests at fair value beginning on the second anniversary after the sale. The purchaser may elect to receive limited partnership units in the Operating Partnership or cash in the event we exercise our option.

As a result of this transaction, Alpha Mill was deconsolidated and we recorded a gain on sale of $10.8 million. After November 2, 2021, our remaining ownership interest in Alpha Mill is recorded as an investment in unconsolidated real estate. Refer to Note 4.

CRII Merger

On May 7, 2021, we completed the CRII Merger, which was accounted for as a business combination in accordance with ASC 805, Business Combinations (“ASC 805”). Based on an evaluation of the relevant factors and the guidance in ASC 805, CCI was determined to be both the legal and accounting acquirer. In order to make this determination, various factors were analyzed including which entity issued its equity interests, relative voting rights, existence of noncontrolling interests, control of the board of directors, management composition, relative size, transaction initiation, operational structure, relative composition of employees, and other factors. The most significant factor identified was the relative voting rights, as CCI stockholders hold the majority of the controlling financial (voting) interests. CCI also initiated the transaction and was the entity issuing common equity interests in the merger.

The consideration given in exchange for CRII was as follows ($ in thousands, except share and per share data):

CRII Common stock issued and outstanding	213,434
Exchange ratio	2.015
CCI common stock issued as consideration	430,070
CCI’s estimated value per share as of May 7, 2021	$10.83
Value of CCI common stock issued as consideration	$4,658

The allocation of the purchase price below required significant judgment and represented management’s best estimate of the fair value as of the acquisition date. The following table shows the purchase price allocation of CRII’s identifiable assets and liabilities assumed as of May 7, 2021 ($ in thousands):

Assets
Real estate assets (1)	$1,291,030
Investments in unconsolidated real estate entities	120,775
Cash and cash equivalents	31,799
Restricted cash	20,144
Other assets (2)	42,325
Total assets acquired	$1,506,073
Liabilities
Mortgage notes, net	$622,095
Construction loans	64,114
Preferred stock	143,979
Unsecured promissory notes	48,643
Accounts payable, accrued expenses and other liabilities	40,926
Total liabilities assumed	919,757
Consolidated net assets acquired	586,316
Noncontrolling interests (3)	(581,659)
Net assets acquired	$4,657

(1) Real estate assets acquired in connection with the CRII Merger include $33.2 million of intangible lease assets, which have a weighted-average amortization period of 0.5 years. As such, based on the May 7, 2021 merger date, the intangible lease assets acquired from the CRII Merger have been fully amortized by December 31, 2021.

(2) Other assets includes $32.1 million of intangible assets from the CRII Merger. Of this amount, $8.0 million related to a promote asset which was removed upon the closing of the CMRI Merger and the CMRII Merger, each on July 15, 2021. The remaining $24.1 million of intangible assets have a weighted-average amortization period of 8.8 years, and include $22.2 million related to the acquisition of CRII’s property management and ancillary businesses (with a weighted-average amortization period of 9.2 years) and $1.9 million related to acquired disposition fees on certain properties and promotes on development assets (with a weighted-average amortization period of 3.8 years).

(3) The fair value of noncontrolling interests is based on the fair value of assets and liabilities held by the noncontrolling interests at their ownership share. These values were determined using methods similar to those used by independent appraisers, and include using replacement cost estimates less depreciation, discounted cash flows, market comparisons, and direct capitalization of net operating income.

As a result of the CRII Merger we consolidated 17 multifamily apartment communities and four development properties as well as added six multifamily apartment communities accounted for under the equity method of accounting.

The results of operations for the CRII Merger are included in the Company's statements of operations beginning on the May 7, 2021 merger closing date onward. The accompanying statements of operations include the following revenue and net income (loss) generated from the assets acquired and liabilities assumed with the CRII Merger (unaudited, in thousands):

	Year Ended December 31, 2022	Period From May 7, 2021 to December 31, 2021
Revenue	$114,474	$70,211
Net income (loss) (1)	$29,912	$(36,830)
(1) The primary reasons for the changes in net income (loss) related to asset acquired and liabilities assumed with the CRII Merger for the year ended December 31, 2022 compared to the prior year are the $30.7 million incentive allocation promote recognized in 2022, the burn off of amortization in 2021 from the CRII Merger related intangibles, and a full year of income from the acquired assets in 2022 compared to less than eight months of income in 2021.

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the CRII Merger occurred in 2020 and had been included in operations as of January 1, 2020. The pro forma operating information excludes certain nonrecurring adjustments, such as acquisition fees and expenses incurred, to reflect the pro forma impact the acquisition would have on earnings on a continuous basis (in thousands):

	Year Ended December 31,
	2022	2021
Pro forma revenue:
Historic results	$138,302	$83,181
CRII Merger (excluding those in historic results)	—	34,140
Total	$138,302	$117,321
Pro forma net loss:
Historic results	$(34,030)	$(106,905)
CRII Merger (excluding those in historic results)	—	(13,298)
Total	$(34,030)	$(120,203)

The pro forma information is not necessarily indicative of the results which actually would have occurred if the business combination had occurred on the first day of the periods presented, nor does the pro forma financial information purport to represent the results of operations for future periods.

CMRI Merger and CMRII Merger

With the closing of the CRII Merger in May 2021, we consolidated the properties that CMRI and CMRII invested in through joint ventures with CROP. As a result of the consummation of the CMRI Merger and the CMRII Merger in July 2021, our ownership interest in these properties increased to 100%. The acquisition of an additional ownership interest of a consolidated entity is accounted for as an equity transaction. Accordingly, CMRI’s and CMRII’s noncontrolling interest in the properties was reduced by its carrying amount, and the difference between the carrying amount and the consideration paid was recorded as an adjustment to our equity through additional paid-in capital. Information regarding these equity transactions is as follows (in thousands, except share and per share data):

2021 Consideration	CMRI Merger	CMRII Merger
Common stock issued and outstanding	4,904,045	4,881,490
Exchange ratio	1.175	1.072
CCI common stock issued as consideration	5,762,253	5,232,957
Per share value of CCI Common Stock	$11.7865	$11.7865
Fair value of CCI Common Stock issued	$67,917	$61,678
Settlement of promote	5,585	2,424
Settlement of CMRI and CMRII promissory notes and interest with CROP	1,545	2,475
Net liabilities assumed	2,223	1,477
Total consideration	$77,270	$68,054

2021 Change in equity	CMRI Merger	CMRII Merger
Carrying amount of noncontrolling interest	$79,447	$63,752
Total consideration	77,270	68,054
Additional paid in capital adjustment	$2,177	$(4,302)

Fair value of CCI Common Stock issued	$67,917	$61,678
Additional paid in capital adjustment	2,177	(4,302)
Total change in equity	$70,094	$57,376

4. Investments in Unconsolidated Real Estate Entities

Our investments in unconsolidated real estate entities consist of ownership interests in stabilized properties and preferred equity investments as follows as of December 31, 2022 and 2021 (in thousands):

			Balance at December 31,
Property / Development	Location	% Owned	2022	2021
Stabilized Properties
3800 Main (1)	Houston, TX	0% (1)	$—	$10,347
Alpha Mill (2) (3)	Charlotte, NC	28.3%	10,470	22,034
Cottonwood Bayview (2)	St. Petersburg, FL	71.0%	30,792	31,399
Cottonwood Ridgeview (4)	Plano, TX	100% (4)	—	34,352
Fox Point (2)	Salt Lake City, UT	52.8%	14,794	16,056
Toscana at Valley Ridge (2)	Lewisville, TX	58.6%	9,382	9,370
Melrose Phase II (2) (5)	Nashville, TN	79.8% (5)	6,185	15,523
Preferred Equity Investments
Lector85 (6)	Ybor City, FL		10,006	13,010
Astoria West (formerly Vernon)	Queens, NY		20,567	18,079
801 Riverfront	West Sacramento, CA		20,259	16,884
417 Callowhill	Philadelphia, PA		9,949	—
Other			803	3,679
Total			$133,207	$190,733

(1) On June 23, 2022, 3800 Main was sold. We received $16.8 million in cash for the sale and recognized a gain of $7.3 million.
(2) We account for our tenant in common interests in these properties as equity method investments. Refer to Note 2.
(3) On April 7, 2022, we sold 28.9% of our ownership interest in Alpha Mill for $11.9 million to certain third parties and recognized a gain of $0.8 million. Our remaining ownership in Alpha Mill is 28.3%.

(4) On September 19, 2022, we issued 141,543 CROP Units for the remaining 9.5% tenant-in-common interests in Cottonwood Ridgeview, resulting in the consolidation of the property from that date onward. The value of the CROP Units on the close date was $2.9 million based on the net asset value of CROP Units as of August 31, 2022.

(5) On December 28, 2021, we bought an additional 54.9% interest in Melrose Phase II for $10.6 million, increasing our ownership to 79.8%.
(6) On December 2, 2022, we received a distribution of $4.8 million from our Lector85 preferred equity investment as payment for interest accrued.
With the exception of Alpha Mill, our investments in unconsolidated real estate entities for the stabilized properties above were acquired with the CRII Merger. Alpha Mill was 100% owned by us and consolidated at the time of the CRII Merger but was subsequently deconsolidated in November 2021 when we sold a portion of our interest in the property. Refer to Note 3. Equity in earnings for our stabilized assets for the year ended December 31, 2022 was $3.6 million. Equity in losses for our stabilized assets during the period from the CRII Merger closing on May 7, 2021 to December 31, 2021 was $6.1 million. During March 2022, we received $30.4 million and $8.3 million in distributions as a return of capital from debt refinances at Cottonwood Ridgeview and Melrose Phase II, respectively.

The following is a summary of certain balance sheet and operating data for our stabilized properties ($ in thousands):

Operating data:	2022 - For the Period Held as Equity Method Investments	2021 - For the Period Held as Equity Method Investments
Total revenues	$35,514	$23,514
Total operating expenses	14,258	9,941
Total other expenses	(18,871)	(24,672)
Net income (loss)	2,385	(11,099)

Balance sheet data:	December 31, 2022	December 31, 2021
Real estate assets	$309,404	$440,853
Cash and cash equivalents	4,270	6,361
Total assets	319,734	452,972
Mortgage notes, net	193,939	250,224
Total liabilities	197,365	255,768

Our preferred equity investments are development projects with liquidation rights and priorities that are different from ownership percentages. As such, equity in earnings is determined using the hypothetical liquidation book value (“HLBV”) method. Income or loss is recorded based on changes in what would be received should the entity liquidate all of its assets (as valued in accordance with GAAP) and distribute the resulting proceeds based on the terms of the respective agreements. The HLBV method is a balance sheet focused approach commonly applied to equity investments where cash distribution percentages vary at different points in time and are not directly linked to an equity holder’s ownership percentage.

Equity in earnings for our preferred equity investments for the years ended December 31, 2022 and 2021 were $8.8 million and $5.6 million, respectively. During the year ended December 31, 2022, we funded $8.7 million towards the 417 Callowhill preferred equity investment and had a remaining commitment of $24.7 million. During the year ended December 31, 2021, we funded the remaining $12.4 million commitment on our 801 Riverfront preferred equity investment. As of December 31, 2022, we had fully funded our commitments on the Lector85, Astoria West and 801 Riverfront preferred equity investments.

5.    Debt

Mortgage Notes and Revolving Credit Facility

The following table is a summary of the mortgage notes and revolving credit facility secured by our properties as of December 31, 2022 and 2021 ($ in thousands):

			Principal Balance Outstanding
Indebtedness	Weighted-Average Interest Rate	Weighted-Average Remaining Term (1)	December 31, 2022	December 31, 2021
Fixed rate loans
Fixed rate mortgages	3.62%	5.2 Years	$528,308	$213,009
Total fixed rate loans			528,308	213,009
Variable rate loans (2)
Floating rate mortgages	5.52% (3)	6.7 Years	426,130	407,022
Variable rate revolving credit facility (4)	5.79%	2.2 Years	54,000	20,000
Total variable rate loans			480,130	427,022
Total secured loans			1,008,438	640,031
Unamortized debt issuance costs			(4,878)	(940)
Premium on assumed debt, net			(3,423)	3,016
Mortgage notes and revolving credit facility, net			$1,000,137	$642,107

(1) For loans where we have the ability to exercise extension options at our own discretion, the maximum maturity date has been assumed.
(2) The interest rate of our variable rate loans is primarily based on one-month LIBOR or one-month SOFR.
(3) Includes the impact of interest rate caps in effect on December 31, 2022.
(4) We may obtain advances secured against Cottonwood One Upland and Parc Westborough up to $125.0 million on our variable rate revolving credit facility, as long as certain loan-to-value ratios and other requirements are maintained. At December 31, 2022 the amount on our variable rate revolving credit facility was capped at $112.0 million primarily due to the interest rate environment.

We are in compliance with all covenants associated with our mortgage notes and revolving credit facility as of December 31, 2022.

Construction Loans

Information on our construction loans are as follows ($ in thousands):

Development	Interest Rate	Final Expiration Date	Loan Amount	Amount Drawn at December 31, 2022	Amount Drawn at December 31, 2021
Sugarmont (1)	(1)	(1)	(1)	$—	$59,660
Park Avenue	One-Month USD SOFR + 1.75%	November 30, 2023 (2)	37,000	37,000	29,520
Cottonwood Broadway	One-Month USD Libor + 1.9%	May 15, 2024	44,625	39,728	27,476
Cottonwood Highland	One-Month USD SOFR + 2.55%	May 1, 2029	44,250	18,599	—
			$125,875	$95,327	$116,656

(1) The Sugarmont construction loan was refinanced in January 2022 with a $105.0 million floating rate mortgage.
(2) It is expected the Park Avenue loan will be refinanced in 2023.
Unsecured Promissory Notes, Net

CROP issued notes to foreign investors outside of the United States. These notes are unsecured and subordinate to all of CROP’s debt. Each note has extension options during which the interest rate will increase 0.25% each year.
    Information on our unsecured promissory notes are as follows ($ in thousands):

	Offering Size	Interest Rate	Maturity Date	Maximum Extension Date	December 31, 2022	December 31, 2021
2017 6% Notes (1)	$35,000	6.00%	December 31, 2023	December 31, 2024	$20,718	$20,918
2019 6% Notes	25,000	6.00%	December 31, 2023	December 31, 2025	22,235	22,625
	$60,000				$42,953	$43,543

(1) We exercised the option to extend the maturity date on our 2017 6% Notes for one additional year to December 31, 2023, which increased the interest rate to 6.25% for the period from January 1, 2023 to December 31, 2023.

Our previously issued 2017 6.25% Notes were fully redeemed in December 2021 for $5.0 million prior to their December 31, 2021 maturity date.

The aggregate maturities, including amortizing principal payments on our debt for years subsequent to December 31, 2022 are as follows (in thousands):

Year	Mortgage Notes and Revolving Credit Facility	Construction Loans	Unsecured Promissory Notes	Total
2023 (1)	$110,506	$76,728	$42,953	$230,187
2024	1,008	—	—	1,008
2025	3,353	—	—	3,353
2026	143,696	—	—	143,696
2027	369,821	—	—	369,821
Thereafter	380,054	18,599	—	398,653
	$1,008,438	$95,327	$42,953	$1,146,718

(1) Of the amounts maturing in 2023, $20.7 million relates to our 2017 6% Unsecured Promissory Notes, which can be extended to December 31, 2024, $22.2 million relates to our 2019 6% Unsecured Promissory Notes, which can be extended for two one-year periods to December 31, 2025, $54.0 million relates to our variable rate revolving credit facility, which can be extended for two one-year periods to March 19, 2025, subject to the satisfaction of certain conditions, and $55.5 million relates to mortgage notes that were refinanced in February 2023 as discussed in Note 13.

6.    Fair Value of Financial Instruments

We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate. As of December 31, 2022 and 2021, the fair values of cash and cash equivalents, restricted cash, other assets, related party payables, and accounts payable, accrued expenses and other liabilities approximate their carrying values due to the short-term nature of these instruments.
Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1 - Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2 - Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:
•Quoted prices for similar assets/liabilities in active markets;
•Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
•Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and
•Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.

The table below includes the carrying value and fair value for our financial instruments for which it is practicable to estimate fair value (in thousands):

	As of December 31, 2022		As of December 31, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Asset:
Investments in real-estate related loans	$—	$—	$13,035	$13,035

Financial Liability:
Fixed rate mortgages	$528,308	$509,134	$213,009	$216,566
Floating rate mortgages	$426,130	$421,189	$407,022	$409,377
Variable rate revolving credit facility	$54,000	$54,000	$20,000	$20,000
Construction loans	$95,327	$95,327	$116,656	$116,656
Series 2016 Preferred Stock	$—	$—	$139,996	$139,996
Series 2017 Preferred Stock	$—	$—	$2,586	$2,586
Series 2019 Preferred Stock	$127,065	$127,065	$111,863	$111,863
Unsecured promissory notes, net	$42,953	$42,953	$43,543	$43,543

Our investments in real-estate related loans, fixed and floating rate mortgages, variable rate revolving credit facility, construction loans, preferred stock and unsecured promissory notes are categorized as Level 3 in the fair value hierarchy.

7.    Preferred Stock

We have (or had) various classes of preferred stock: Series 2016, Series 2017, Series 2019 and Series 2023, each of which were or will be (with respect to Series 2023 Preferred Stock) offered at a price of $10.00 per share. Our Series 2016 Preferred Stock and the Series 2017 Preferred Stock were issued in connection with the CRII Merger in exchange for the corresponding series of preferred stock held at CRII and were both fully redeemed during 2022. In November 2019, we commenced the 2019 Private Offering for our Series 2019 Preferred Stock, and it was fully subscribed and terminated in March 2022. In December 2022, we commenced the 2023 Private Offering for our Series 2023 Preferred Stock. At December 31, 2022, no shares of Series 2023 Preferred Stock had been issued.

Each class of preferred stock outstanding receives a fixed preferred dividend based on a cumulative, but not compounded, annual return. Each class has a fixed redemption date with extension options at our discretion, subject to an increase in the preferred dividend rate, and is classified as a liability on the consolidated balance sheets. We can also redeem our preferred stock early for cash plus all accrued and unpaid dividends. Our preferred stock ranks senior to our common stock and on parity with each other with respect to distribution rights and rights upon liquidation, dissolution or winding up.

Information on our preferred stock designated as of December 31, 2022 and 2021 is as follows:

	Dividend Rate	Extension Dividend Rate	Redemption Date	Maximum Extension Date	Shares Outstanding at
					December 31, 2022	December 31, 2021
Series 2016 Preferred Stock (1)	6.5%	7.0%	January 31, 2022	January 31, 2023	—	13,999,560
Series 2017 Preferred Stock (2)	7.5%	8.0%	January 31, 2022	January 31, 2024	—	258,550
Series 2019 Preferred Stock	5.5%	6.0%	December 31, 2023	December 31, 2025	12,706,485	11,186,301
Series 2023 Preferred Stock	6.0%	6.5% (3)	June 30, 2027	June 30, 2029	—	—

(1) We fully redeemed our Series 2016 Preferred Stock on April 18, 2022 for $139.8 million.
(2) We fully redeemed our Series 2017 Preferred Stock immediately after the January 31, 2022 redemption date for $2.6 million.
(3) Represents the fully extended dividend rate. During the first-year extension the dividend rate is 6.25%.
We issued $15.5 million of our Series 2019 Preferred Stock in the first quarter of 2022 prior to the termination of the Private Offering in March 2022. During the year ended December 31, 2021 we issued $78.9 million of Series 2019 Preferred Stock. During the years ended December 31, 2022 and 2021, we incurred $6.9 million and $3.6 million in dividends on our Series 2019 Preferred Stock, respectively. During 2022, we incurred $2.9 million in dividends on our Series 2016 Preferred Stock prior to their full redemption on April 18, 2022, and we incurred an insignificant amount in dividends on our Series 2017 Preferred Stock prior to their full redemption immediately after the January 31, 2022 redemption date. During the period from the CRII Merger closing on May 7, 2021 to December 31, 2021, we incurred $6.4 million and $0.1 million in dividends on our Series 2016 Preferred Stock and Series 2017 Preferred Stock, respectively.

During the year ended December 31, 2022, we repurchased 27,000 shares of Series 2019 Preferred Stock for $0.3 million. Additionally, we fully redeemed our Series 2017 Preferred Stock immediately after the January 31, 2022 redemption date for $2.6 million and we fully redeemed our Series 2016 Preferred Stock on April 18, 2022 for $139.8 million. During the year ended December 31, 2021, we repurchased 10,000 shares of Series 2019 Preferred Stock for $0.1 million and during the period from the CRII Merger closing on May 7, 2021 to December 31, 2021 we repurchased 139,740 shares of Series 2016 Preferred Stock for $1.3 million.

8.    Stockholders’ Equity

Common Stock

The following table summarizes the changes in the shares outstanding for each class of outstanding common stock for the periods presented below:

	Class
	T	D	I	A	TX	Total
Balance at December 31, 2020	—	—	—	12,214,771	17,518	12,232,289
Issuance of common stock	—	—	151,286	—	—	151,286
Distribution reinvestment	—	—	—	8,660	2	8,662
Repurchases of common stock	—	—	—	(203,537)	—	(203,537)
CRII Merger	—	—	—	430,070	—	430,070
CMRI Merger	—	—	—	5,762,253	—	5,762,253
CMRII Merger	—	—	—	5,232,957	—	5,232,957
Balance at December 31, 2021	—	—	151,286	23,445,174	17,520	23,613,980
Issuance of common stock	4,814,430	64,645	3,579,515	—	—	8,458,590
Distribution reinvestment	10,832	28	8,334	93,768	13	112,975
Exchanges and transfers (1)	—	—	280,889	17,533	(17,533)	280,889
CMOF Merger	—	—	—	4,335,367	—	4,335,367
Repurchases of common stock	(10,140)	—	(158,975)	(1,286,978)	—	(1,456,093)
Balance at December 31, 2022	4,815,122	64,673	3,861,049	26,604,864	—	35,345,708

(1) Exchanges represent the number of shares OP Unit holders have exchanged for Class I shares during the period. Transfers represent Class TX shares that were converted to Class A shares during the period.

Common Stock Distributions

Distributions on our common stock are determined by the board of directors based on our financial condition and other relevant factors. Common stockholders may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. For the year ended December 31, 2022, we paid aggregate distributions of $22.2 million, including $20.0 million distributions paid in cash and $2.2 million of distributions reinvested through our distribution reinvestment plan. For the year ended December 31, 2021, we paid aggregate distributions of $9.6 million, including $9.5 million distributions paid in cash and $0.1 million of distributions reinvested through our distribution reinvestment plan.

Distributions were at a daily rate of $0.00013699, or $0.50 annually, per common share for the period of January 1, 2021 through August 30, 2021. In September 2021, we began declaring monthly distributions for each share of our common stock as shown in the table below:

Stockholder Record Date	Monthly Rate	Annually
September 25, 2021	$0.04333333	$0.52
October 29, 2021	$0.04333333	$0.52
November 30, 2021	$0.05416667	$0.65
December 31, 2021	$0.05666667	$0.68
January 31, 2022	$0.05833333	$0.70
February 28, 2022	$0.05916667	$0.71
March 31, 2022	$0.05916667	$0.71
April 30, 2022	$0.05916667	$0.71
May 31, 2022	$0.06000000	$0.72
June 30, 2022	$0.06083333	$0.73
July 31, 2022	$0.06083333	$0.73
August 31, 2022	$0.06083333	$0.73
September 30, 2022	$0.06083333	$0.73
October 31, 2022	$0.06083333	$0.73
November 30, 2022	$0.06083333	$0.73
December 31, 2022	$0.06083333	$0.73

For the year ended December 31, 2022, 100% (unaudited) of distributions to stockholders were reported as a return of capital or, to the extent they exceed a stockholder’s adjusted tax basis, as gains from the sale or exchange of property.

Repurchases

During the year ended December 31, 2022, we repurchased 1,456,093 shares of common stock pursuant to our share repurchase program for $26.9 million, at an average repurchase price of $18.47. During the year ended December 31, 2021, we repurchased 203,537 shares of common stock pursuant to our share repurchase program for $2.6 million, at an average repurchase price of $12.90.

9. Promote from Incentive Allocation Agreement

In 2018, CROP sold a portfolio of 12 properties to an unrelated real estate firm, retaining management of the portfolio on behalf of the real estate firm. Under the sales arrangement, CROP entered into an incentive allocation agreement that entitled CROP to participate in distributions from the portfolio should returns exceed certain amounts. During the first quarter of 2022, the real estate firm sold this portfolio of properties. Our TRS realized a promote distribution of $30.7 million from the sale. As a result of the sale, we no longer manage this portfolio.

10.    Related-Party Transactions

Advisor Compensation

CC Advisors III manages our business as our external advisor and, under the terms of our advisory agreement, performs certain services for us, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; and the management of our business. These activities are all subject to oversight by our board of directors. Our advisor is entitled to receive fees and compensation for services provided as mentioned below.

Asset Management Fee. Under the amended and restated advisory agreement entered May 7, 2021 and renewed for an additional one-year term as of May 7, 2022, CROP pays our advisor a monthly management fee equal to 0.0625% of GAV (gross asset value of CROP, calculated pursuant to our valuation guidelines and reflective of the ownership interest held by CROP in such gross assets), subject to a cap of 0.125% of net asset value of CROP. Prior to May 7, 2021, we paid our advisor an annual asset management fee in an amount equal to 1.25% per annum (paid monthly) of the gross book value of our assets as of the last day of the prior month.

Asset management fees to our advisor for the years ended December 31, 2022 and 2021 were $17.8 million and $8.1 million, respectively.

Acquisition Expense Reimbursement. We will reimburse our advisor for out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, financing and development of investments, whether or not such investments are acquired, and make payments to third parties or possibly certain of our advisor’s affiliates in connection with providing services to us.

Performance Participation Allocation. In addition to the fees paid to our advisor for services provided pursuant to the advisory agreement, the Special Limited Partner holds a performance participation interest in CROP that entitles it to receive an allocation of CROP’s total return to its capital account. CC Advisors III was initially the Special Limited Partner. Effective November 12, 2021, CC Advisors III assigned its special limited partner interest to its affiliate, CC Advisors – SLP, LLC. The performance participation allocation is an incentive fee indirectly paid to our advisor and receipt of the allocation is subject to the ongoing effectiveness of the advisory agreement. As the performance participation allocation is associated with the performance of a service by the advisor, it is expensed in our consolidated statements of operations.

Total return is defined as all distributions accrued or paid (without duplication) on Participating Partnership units (all units in CROP with the exception of preferred units and the Special Limited Partner Interest) plus the change in the aggregate net asset value of such Participating Partnership units. The annual total return will be allocated solely to the Special Limited Partner only after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The performance participation allocation is ultimately determined at the end of each calendar year, accrues monthly and will be paid in cash or Class I units at the election of the Special Limited Partner after the completion of each calendar year.

During the year ended December 31, 2022, we recognized $20.3 million of expense for the performance participation allocation as a result of the increase in the value of our net assets and dividends paid to stockholders, which was paid in cash on March 2, 2023. During the period from May 7, 2021, the date our operating partnership agreement was amended to provide the performance participation allocation, to December 31, 2021, we recognized $51.8 million of expense for the performance participation allocation, which was paid in cash in January 2022.

Block C (now known as Westerly and Millcreek North) and Jasper (now known as The Archer) Investments

On June 28, 2022, we, through our indirect subsidiaries, admitted entities affiliated with us and our advisor, Brickyard QOF, LLC (“Brickyard QOF”) and HV Millcreek, LLC (“Millcreek,” and together with Brickyard QOF, the “Affiliated Members”) as members in CW Block C, LLC, a development joint venture with CMOF (“Block C”), and CW Jasper, LLC, a development project owned 100% by CROP (“The Archer”). Block C owns land held for development of two projects called Westerly and Millcreek North. The Affiliated Members are owned directly or indirectly by our officers or directors, as well as certain employees of CROP and our advisor or its affiliates. In connection with their admission as members, the Affiliated Members made an aggregate capital contribution of $8.5 million and $2.4 million to Block C and The Archer, respectively. The Affiliated Members participate in the economics of Block C and The Archer on the same terms and conditions as us. The operating agreements of Block C and The Archer were amended in August 2022 to reflect additional terms related to the admission of the Affiliated Members. Block C and The Archer are located in an Opportunity Zone, which provides tax benefits for development programs located in designated areas as established by Congress in the Tax Cuts and Jobs act of 2017. As of December 31, 2022, our ownership in The Archer was 79.9%. As a result of the consummation of the CMOF Merger on September 27, 2022, we acquired CMOF’s joint venture interests in Block C, increasing our ownership interest to 79.0%.

Reimbursable Operating Expenses

Our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Our conflicts committee determined that no reimbursement was required as of December 31, 2022.

Alpha Mill Transaction

On April 7, 2022, we sold a 10.3% interest in Alpha Mill to a trust established by the father of Chad Christensen, one of our directors and Executive Chairman, and Gregg Christensen, our Chief Legal Officer and Secretary (the “Christensen Trust”) for $8.2 million.

Independent Director Compensation

Annually, each independent director is paid a cash retainer of $50,000 for their service (prorated in 2021) and a grant of time-based LTIP Units with a value of $85,000 at the time of grant. The LTIP Units have a one-year vesting schedule. Independent board members serving as chairperson of each of the audit, compensation and conflicts committees receive an additional annual cash retainer of $15,000, $10,000 and $10,000, respectively.

11.    Noncontrolling Interests

Noncontrolling Interests - Limited Partners

Common Limited OP Units and LTIP Units are CROP units not owned by us and collectively referred to as “Noncontrolling Interests – Limited Partners.”

Common Limited OP Units - Common Limited OP Units share in the profits, losses and cash distributions of CROP as defined in the partnership agreement, subject to certain special allocations and receive distributions equivalent to distributions declared to the holders of CCI common stock.

During the year ended December 31, 2022, we paid aggregate distributions to noncontrolling OP Unit holders of $22.2 million. During the period from the CRII Merger on May 7, 2021 to December 31, 2021, we paid aggregate distributions to noncontrolling OP Unit holders of $10.6 million.

LTIP Units - Certain executives, directors and key employees receive LTIP Units in CROP as equity incentive compensation. LTIP Units are a separate series of limited partnership units, which are convertible into Common Limited OP Units upon achieving certain time vesting and performance requirements. Unless otherwise provided, the time vesting LTIP Units (whether vested or unvested) entitle the holder to receive current distributions from CROP, and the performance LTIP Units (whether vested or unvested) entitle the holder to receive 10% of the current distributions from CROP during the applicable performance period. When the LTIP Units have vested and sufficient income has been allocated to the holder of the vested LTIP Units, the LTIP Units will automatically convert to Common Limited OP Units in CROP on a one-for-one basis. LTIP Units constitute profits interests and have no voting rights in CROP.

As of December 31, 2022, there were 673,780 unvested time LTIP awards and 548,138 unvested performance LTIP awards outstanding. Share-based compensation, included within other in the consolidated statement stockholders’ equity, was $3.7 million and $1.6 million for the years ended December 31, 2022 and 2021, respectively. Total unrecognized compensation expense for LTIP Units at December 31, 2022 is $8.0 million and is expected to be recognized on a straight-line basis through December 2025.

Noncontrolling Interests - Partially Owned Entities

As of December 31, 2022, noncontrolling interests in entities not wholly owned by us ranged from 1% to 63%, with the average being 12%.

On June 28, 2022, Block C was recapitalized. We contributed additional funds and obtained a controlling interest and consolidated the Block C joint venture, recording the Block C membership interests owned by CMOF and Affiliated Members at that time as noncontrolling interests. Upon recapitalization, additional noncontrolling interests were recorded with the Affiliated Members contribution to The Archer, an entity that was already consolidated.

With the CMOF Merger on September 27, 2022, we acquired the noncontrolling interest in Broadway, Park Ave, and Block C that were previously owned by CMOF. The remaining portion of Block C not owned by us continues to be recorded as noncontrolling interest.

12.    Commitments and Contingencies

417 Callowhill

As of December 31, 2022, we had a remaining commitment of up to $24.7 million on the 417 Callowhill preferred equity investment.

Economic Dependency

We are dependent on our advisor and its affiliates and the dealer manager for certain services that are essential to us, including the sale of our shares in our public and private offering; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of our investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, we will be required to obtain such services from other sources.

Litigation

We are subject to a variety of legal actions in the ordinary course of our business, most of which are covered by liability insurance. While the resolution of these matters cannot be predicted with certainty, as of December 31, 2022, we believe the final outcome of such legal proceedings and claims will not have a material adverse effect on our liquidity, financial position or results of operations.

Richmond Guaranty

At the closing of the CRII Merger, the Company assumed a 50% payment guarantee provided by CRII and CROP, for certain obligations of Villas at Millcreek, LLC (“Richmond Borrower”) with respect to a construction loan in the amount of $53.6 million obtained in connection with the development of Richmond at Millcreek, a development project sponsored by High Traverse Development, LLC. Certain of our officers and directors own an aggregate 13.91% of Richmond Borrower. A wholly owned subsidiary of CROP receives fees from High Traverse Development, LLC related to the development of Richmond at Millcreek.

Environmental

As an owner of real estate, we are subject to various federal, state and local environmental laws. Compliance with existing laws has not had a material adverse effect on us. However, we cannot predict the impact of new or changed laws or regulations on our properties or on properties that we may acquire in the future.

Distribution Reinvestment Plan

Our distribution reinvestment plan allows common stockholders to apply their dividends and other distributions towards the purchase of additional shares of common stock. The purchase price for shares purchased pursuant to our distribution reinvestment plan is the transaction price for such shares in effect on the distribution date, which is generally the most recently disclosed NAV per share. We suspended our distribution reinvestment plan in December 2020 and resumed our distribution reinvestment plan on November 4, 2021 when the SEC declared the Follow-on Offering effective.

Share Repurchase Programs

Preferred Stock
Our board of directors has adopted a share repurchase program with respect to our preferred stock whereby, upon the request of a holder of our Series 2019 Preferred Stock and Series 2023 Preferred Stock, we may, at the sole discretion of the board of directors, repurchase their shares at the following prices, which are dependent on how long such preferred stockholder has held each share:

	Repurchase Price
Share Purchase Anniversary	Series 2019	Series 2023
Less than 1 year	$8.80	$9.00
1 year	$9.00	$9.00
2 years	$9.20	$9.20
3 years	$9.40	$9.40
4 years	$9.60	$9.60
5 years	$9.80	$9.80
A stockholder’s death or complete disability, 2 years or more	$10.00	$10.00

Repurchase information on our preferred stock is disclosed in Note 7 above.

Common Stock
We suspended our share repurchase program in December 2020. Our board of directors approved the resumption of the share repurchase program effective for repurchases for the month ended June 30, 2021 onward.

Our share repurchase program provides that we may make repurchases, at our discretion, with an aggregate value of up to 2% of our aggregate net asset value or “NAV” each month and up to 5% of our NAV each quarter. We have no restrictions on the source of funds used to repurchase shares pursuant to our share repurchase program.

For our Class T, Class D and Class I shares, the repurchase price is equal to the transaction price at the date of repurchase, or 95% of the transaction price on the repurchase date if the shares have been held for less than a year. For our Class A shares, the repurchase price will be equal to the transaction price at the date of repurchase, subject to the following: (i) shares that have been outstanding six years or more will be repurchased at 100% of the transaction price, (ii) shares that have been outstanding for at least five years and less than six years will be repurchased at 95.0% of the transaction price, (iii) shares that have been outstanding for at least three years and less than five years will be repurchased at 90.0% of the transaction price and (iv) shares that have been outstanding for at least one year and less than three years will be repurchased at 85.0% of the transaction price. The transaction price is the then-current offering price per share, which is generally the most recently disclosed NAV per share.

Common Limited OP Units
Beginning one year after acquiring any Common Limited OP Units, common limited partners have the right to request CROP repurchase their Common Limited OP Units as described below. We may, in our sole discretion, honor the repurchase request at the following prices:
1.Beginning one year after acquisition of a Common Limited OP Unit and continuing for the three-year period thereafter, the purchase price for the repurchased Common Limited OP Unit shall be equal to 80% of the NAV of the Common Limited OP Units.
2.Beginning four years after acquisition of a Common Limited OP Unit and continuing for the two-year period thereafter, the purchase price for the repurchased Common Limited OP Units shall be equal to 85% of the NAV of the CROP Common Units.
3.Beginning six years after acquisition of a Common Limited OP Unit and continuing thereafter, the purchase price for the repurchased Common Limited OP Unit shall be equal to 90% of the NAV of the Common Limited OP Units.
Subject to our sole discretion, in the case of the death or complete disability of a limited partner, the repurchase of the Common Limited OP Units may occur at any time after acquisition of a Common Limited OP Unit and, if accepted by us, the purchase price for the repurchased Common Limited OP Units will be equal to 95% of the NAV of the Common Limited OP Units.

13.    Subsequent Events
We have evaluated subsequent events from December 31, 2022 up until the date the consolidated financial statements are issued for recognition or disclosure and have determined there are none to be reported or disclosed in the consolidated financial statements other than those mentioned below.

Cottonwood Lighthouse Point Tenant In Common Sale

On February 14, 2023 we sold tenant in common interests in Cottonwood Lighthouse Point for $13.6 million, reducing our ownership from 100% to 86.8%. As a result of this transaction, Cottonwood Lighthouse Point will be deconsolidated on February 14, 2023 and our remaining ownership interest in this property will be recorded as an investment in unconsolidated real estate.

Financing Activity

On February 28, 2023, we refinanced seven properties through individual, uncrossed loans with one lender for $326.0 million, receiving net proceeds of $58.0 million. The loans have a weighted average term of 6.8 years with a weighted average fixed rate of 5.08%. Two of the properties are unconsolidated.

On March 17, 2023, we exercised one of our two extension options on the JP Morgan Revolving Credit Facility and extended the maturity date of the credit facility to March 19, 2024.

On March 22, 2023, we entered a loan modification agreement with respect to the mortgage loan on Sugarmont to reduce the loan to $91.2 million and convert the interest rate from a floating rate to a fixed rate of 5.9%.

Performance Participation Allocation Payment

On March 2, 2023, we paid the $20.3 million owed to an affiliate of our Advisor for the 2022 performance participation allocation.

Status of the 2023 Private Offering

As of March 21, 2023, we sold 2,761,203 shares of Series 2023 Preferred Stock for aggregate gross offering proceeds of $27.6 million. In connection with the sale of these shares in the 2023 Private Offering, the Company paid aggregate selling commissions of $1.6 million and placement fees of $0.8 million.

Status of the Follow-on Offering

We sold the following through our Follow-on Offering after December 31, 2022 ($ in thousands):

	Class
	T	D	I	A	Total
Shares issued through Primary Offering	312,220	101,083	257,426	—	670,729
Shares issued through DRP Offering	7,428	171	6,210	21,751	35,560
Gross Proceeds	$6,326	$2,014	$5,069	$—	$13,409

Distributions Declared - Common Stock

We declared the following monthly distributions after December 31, 2022:

Stockholder Record Date	Monthly Rate	Annually
January 31, 2023	$0.06083333	$0.73
February 28, 2023	$0.06083333	$0.73
March 31, 2023	$0.06083333	$0.73

Grant of LTIP Unit Awards

On January 6, 2023, we issued LTIP Units from the Operating Partnership to our executive officers and certain employees as approved by our compensation committee. The compensation committee approved awards of time-based LTIP Units in an aggregate amount of $1,556,557. Each award will vest approximately one-quarter of the awarded amount on January 1, 2024, 2025, 2026 and 2027.

The compensation committee also approved awards of performance-based LTIP Units to our executive officers and certain of our employees in an aggregate target amount of $2,890,745. The actual amount of each performance-based LTIP Unit award will be determined at the conclusion of a three-year performance period and will depend on the internal rate of return as defined in the award agreement. The earned LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with the advisor or its affiliates. The number of units granted were valued by reference to our November 30, 2022 NAV per share as announced on December 16, 2022 of $19.9945.

Equity Incentive Plan

On January 6, 2023, we issued an aggregate grant of 15,723 restricted stock units with a four-year vesting schedule. Of this amount, 11,722 were issued pursuant to the Cottonwood Communities, Inc. 2022 Equity Incentive Plan.

Cottonwood Communities, Inc.
Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2022 ($ in thousands)

					Initial Cost to Company			Gross Amount Carried as of December 31, 2022
Description	Location	Ownership Percent	Number of Units	Encumbrances	Land	Buildings, Intangibles and Improvements	Cost Capitalized Subsequent to Acquisition	Land	Buildings, Intangibles and Improvements	Total (1)	Accumulated Depreciation and Amortization (2)	Year(s) Built	Date Acquired
Stabilized Multifamily Apartment Communities:
Cason Estates	Murfreesboro, TN	100.0%	262	$(33,594)	$4,806	$46,666	$542	$4,806	$47,208	$52,014	$(4,578)	2005	5/7/2021
Cottonwood Apartments	Salt Lake City, UT	100.0%	264	(35,430)	6,556	40,745	1,283	6,556	42,028	48,584	(3,782)	1986	5/7/2021
Cottonwood Clermont	Clermont, FL	100.0%	230	(35,411)	5,705	76,805	124	5,705	76,929	82,634	(1,799)	2020	9/21/2022
Cottonwood Lighthouse Point	Pompano Beach, FL	100.0%	243	(47,964)	13,647	82,447	443	13,647	82,890	96,537	(3,871)	2015	6/22/2022
Cottonwood One Upland	Boston, MA	100.0%	262	(32,400)	14,515	89,428	687	14,515	90,115	104,630	(11,426)	2016	3/19/2020
Cottonwood Reserve	Charlotte, NC	91.1%	352	(37,817)	12,634	64,986	804	12,634	65,790	78,424	(6,522)	2004, 2017	5/7/2021
Cottonwood Ridgeview	Plano, TX	100.0%	322	(65,300)	9,275	59,392	303	9,275	59,695	68,970	(1,607)	2004	9/19/2022
Cottonwood West Palm	West Palm Beach, FL	100.0%	245	(47,978)	9,380	57,073	657	9,380	57,730	67,110	(9,062)	2018	5/30/2019
Cottonwood Westside	Atlanta, GA	100.0%	197	(25,020)	8,641	39,324	247	8,641	39,571	48,212	(3,738)	2014	5/7/2021
Enclave on Golden Triangle	Keller, TX	98.9%	273	(48,400)	4,888	46,712	559	4,888	47,271	52,159	(4,090)	2006	5/7/2021
Heights at Meridian	Durham, NC	100.0%	339	(45,341)	5,971	74,022	573	5,971	74,595	80,566	(6,815)	2015	5/7/2021
Melrose	Nashville, TN	100.0%	220	(56,600)	8,822	58,676	226	8,822	58,902	67,724	(6,097)	2015	5/7/2021
Parc Westborough	Boston, MA	100.0%	249	(21,600)	12,759	61,302	405	12,759	61,707	74,466	(6,302)	2016	5/7/2021
Park Avenue (3)	Salt Lake City, UT	100.0%	234	(37,000)	12,369	29,931	25,419	12,369	55,350	67,719	(1,464)	2022	5/7/2021
Pavilions	Albuquerque, NM	96.4%	240	(58,500)	5,924	55,177	500	5,924	55,677	61,601	(4,732)	1992	5/7/2021
Raveneaux	Houston, TX	97.0%	382	(47,400)	6,249	51,251	594	6,249	51,845	58,094	(4,842)	2000	5/7/2021
Regatta	Houston, TX	100.0%	490	(35,367)	8,449	39,651	924	8,449	40,575	49,024	(4,226)	1968-1976	5/7/2021
Retreat at Peachtree City	Peachtree City, GA	100.0%	312	(48,719)	5,669	66,888	707	5,669	67,595	73,264	(6,677)	1999	5/7/2021
Scott Mountain	Portland, OR	95.8%	262	(48,373)	6,952	63,758	403	6,952	64,161	71,113	(5,330)	1997, 2000	5/7/2021
Stonebriar of Frisco	Frisco, TX	84.2%	306	(53,600)	5,737	53,463	1,171	5,737	54,634	60,371	(4,667)	1999	5/7/2021
Sugarmont (3), (4)	Salt Lake City, UT	99.0%	341	(105,000)	17,838	94,662	27,304	17,838	121,966	139,804	(5,193)	2022	5/7/2021
Summer Park	Buford, GA	98.7%	358	(44,620)	9,474	66,200	495	9,474	66,695	76,169	(6,450)	2001	5/7/2021
The Marq Highland Park	Tampa, FL	100.0%	239	(34,005)	6,280	59,424	439	6,280	59,863	66,143	(6,000)	2015	5/7/2021
Development Projects:
Cottonwood Broadway	Salt Lake City, UT	100.0%	254	(39,728)	11,042	30,958	33,519	11,042	64,477	75,519	—	N/A	5/7/2021
Cottonwood Highland	Millcreek, UT	36.9%	250	(18,598)	7,405	1,695	36,235	7,405	37,930	45,335	—	N/A	5/7/2021
Other Developments	Various	Various	N/A	—	46,889	1,150	2,652	46,889	3,802	50,691	—	N/A	Various
		Total	7,126	$(1,103,765)	$267,876	$1,411,786	$137,215	$267,876	$1,549,001	$1,816,877	$(119,270)

(1) The aggregate cost of real estate for federal income tax purposes was $1.3 billion (unaudited) as of December 31, 2022.
(2) Depreciation is recognized on a straight-line basis over the estimated useful asset lives of the related assets, which is 30 years for buildings and ranges from five to 15 years for land improvements, building improvements and furniture, fixtures and equipment. Intangible assets are amortized to depreciation and amortization over the remaining lease term.

(3) Park Avenue and Sugarmont were previously both development projects acquired and consolidated as part of the CRII Merger on May 7, 2021, but which have since been placed into service and reached stabilization. The costs capitalized subsequent to acquisition for these two properties above represent the development costs incurred to complete the projects since the initial acquisition date.

(4) We own 99.0% of Sugarmont and the remaining one percent interest not owned by us has limited rights, including the right to control on behalf of the joint venture the prosecution and resolution of all litigation, claims, or causes of action that the joint venture has or may have against certain third parties associated with the design and construction of Sugarmont, as well as the obligation to defend any crossclaims resulting from these actions.

The following table summarized the changes in our consolidated real estate assets and accumulated depreciation for the years ended December 31, 2022 and 2021 (in thousands):

	2022	2021
Real estate assets:
Balance at beginning of the year	$1,476,518	$170,796
Additions during the year:
Acquisitions	284,138	1,295,086	(1)
Improvements and development costs	56,221	80,775
Dispositions and deconsolidations during the year:
Dispositions and deconsolidations	—	(70,139)
Balance at end of the year	$1,816,877	$1,476,518
Accumulated depreciation and amortization:
Balance at beginning of the year	$(68,035)	$(9,704)
Depreciation and amortization	(51,235)	(61,243)
Dispositions and deconsolidations	—	2,912
Balance at end of the year	$(119,270)	$(68,035)

(1) Aside from a portion of the other development real estate assets, all of our 2021 acquisitions of real estate were from the merger with CRII, which was an affiliated entity. The CRII Merger was accounted for as a business combination in accordance with ASC 805. See Note 3 for additional information regarding the CRII Merger including the amount of real estate assets acquired as part of the merger.